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================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 7
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BROOKE CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  KANSAS                                 48-1009756
   (STATE OR OTHER JURISDICTION OF            (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

           10895 GRANDVIEW DRIVE, SUITE 250, OVERLAND PARK, KS 66210
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                    ISSUER'S TELEPHONE NUMBER: (913) 661-0123

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

                 SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

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                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................1
PART I.........................................................................2
         ITEM 1 DESCRIPTION OF BUSINESS........................................2
         ITEM 2 DESCRIPTION OF PROPERTY.......................................12
         ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT
               EMPLOYEES......................................................13
         ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS........................16
         ITEM 5 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
               SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL
               HOLDERS:.......................................................17
         ITEM 6 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
               TRANSACTIONS...................................................18
         ITEM 7 DESCRIPTION OF SECURITIES.....................................21
PART II.......................................................................22
         ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES.......................22

PART F/S......................................................................24
PART III......................................................................26
         ITEM 1 INDEX TO EXHIBITS.............................................26

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       FORWARD-LOOKING STATEMENTS

       The following cautionary statement is made for the purpose of taking advantage of any defenses that may exist under the law, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements that are not statements of historical facts. This document contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Brooke Corporation's (the "Company") expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and data available from third parties. However, there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

              (a) the growth projected by the Company, if achieved, must be efficiently and effectively managed;

              (b) the Company's financial results will depend upon the success of its marketing efforts and its ability to attract and retain key personnel;

              (c) recently enacted federal legislation (Financial Services Modernization Act) may impact the Company's agents in ways that are not anticipated; and

              (d) the Company must use the Internet and other technology to manage projected growth.

       The Company does not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

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                                     PART I

       The Company has elected to report under Disclosure Alternative 2 under Form 10-SB. The Company is filing this Form 10-SB registration statement on a voluntary basis.

           ITEM 1 DESCRIPTION OF BUSINESS
       (Form 1-A  Model B  Item 6)

       a. NATURE OF THE BUSINESS. The Company engages in the business of selling insurance and financial services through independent agents and brokers. Virtually all of the Company's current revenues are derived from the sale of property and casualty insurance policies, although the Company intends to increasingly sell other insurance and financial services, including life and health insurance, credit services, investment services and other related financial services.

       The Company provides third-party administration (processing) to independent insurance agents and bank insurance agents using the "Master Agent" program pioneered by the Company. The basic premise of the Company's Master Agent program is the concept that agents must outsource administrative activities to a Master Agent that can generate sufficient economies of scale to reduce administrative expenses and increase agent productivity. As such, the Company has developed detailed processing standards for third-party processing by a Master Agent. Administrative and processing services provided by the Company to the agents under the Master Agent program include, but are not limited to, accounting, data maintenance and payment services.

       In connection with the Master Agent program, the Company prepares, reconciles and distributes monthly statements to each of its franchise agents. Such monthly statements list all credits and debits and represent a comprehensive reconciliation of Company commissions, receipts from agent's customers, checks issued to an agent's customer and vendors, and pass-through or journal entries for amounts due the Company in its capacity as Master Agent.

       The Master Agent program also promotes agency efficiency through data maintenance services. All customer account documents are provided to the Company for imaging or other electronic storage. Agents are then provided passwords so documents associated with an agency may be viewed by such agency's personnel from any location via the Internet.

       In addition, the Company provides marketing assistance to its network of agents through brand name development. By participating in the Master Agent program, agents gain the power of a common brand name through the Company. The Company believes that associating products and services with a trusted brand name can result in additional sales, much as additional sales can result from a product endorsement. Although a trusted brand name may attract an Internet customer, because of the complexity of many insurance products and financial services, the assistance of a local agent to provide individualized customer support is often required. The Company believes that agents with a trusted brand name, local agency presence and Master Agent support are well-positioned in business-to-business Internet sales of insurance and financial services.

       Another aspect of the Master Agent program that is advantageous to the agents is the Company's purchasing power. By consolidating purchasing activities, the Company believes

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that a Master Agent is able to negotiate better commissions and has access to more insurance companies.

       The Company also provides loans to independent insurance agents for acquisition of insurance agencies, matches agency buyers with sellers, inspects agency assets for prospective agency purchasers and generally assists agents with increasing agency value and liquidity. The Company believes that independent insurance agents, as small business owners, distribute financial services less expensively because they are more motivated and willing to defer some of their compensation until the agency business is sold. Therefore, as part of the effort to make agents more efficient, the Company attempts to make ownership more attractive by facilitating ownership transfers through development of detailed legal standards, increasing credit availability by developing agency lending standards, and making ownership value easier to measure with standards for appraisals for insurance agencies.

       b. BUSINESS HISTORY. The Company was incorporated under the laws of the State of Kansas on January 17, 1986, under the name of Brooke Financial Services, Inc. The Company subsequently amended its articles of incorporation, changing its name to Brooke Corporation. The Company is controlled by Brooke Holdings, Inc., which owns 511,701 shares of the Company's common stock representing 73.84% of the outstanding common stock of the Company as of November 30, 2001.

       In the early years of the Company's operations, the Company sold its services primarily to bank insurance agencies; however, the bank market was limited because only the smallest banks were authorized to sell insurance. Therefore, the Company began focusing on the sale of its services to independent insurance agents.

       Several significant events occurred in 1996 which affected the Company's operations including: the expansion of the Company's processing center into a larger facility in Phillipsburg, Kansas, the adoption of a "franchise" approach to expansion, and the development of a lending program for agency acquisition by franchise agents.

       From 1996 to 1999 the Company spent significant resources researching and developing the processing, legal, lending, and valuation standards described herein, which collectively represent the foundation of the Company's Master Agent program. During this period of time, the Company also rewrote its document management and commissions accounting software to accommodate these standards and began presentation of documents and commissions over the Internet. Since 1999 the Company has maintained a web site at www.brookecorp.com, which provides general information about the Company and hyperlinks to other related web sites. In addition, the Company maintains a web site at www.brookeprocessing.com, which the Company utilizes to provide document and commission information to its agents. The contents of such web sites (including any web site connected by hyperlink) are not incorporated herein by reference.

       In 1998, the Company developed a sales organization which had a full support staff in each state where the Company conducted operations. The result was the creation of a sales and support organization that was expensive and required more management resources than the

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Company could afford. In 2000, a regional office approach was adopted to consolidate state office facilities and staff.

       In 2000, the Company purchased Interstate Insurance Group, LTD., a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.

       Also in 2000, pursuant to this registration statement, the Company elected to register its common stock under Section 12(g) of the Securities Exchange Act of 1934. The Company believes that such registration will, among other things, provide a familiar and consistent format for disclosure to the Company's existing and future shareholders; provide a familiar and consistent format for disclosure to the Company's existing and future holders of bonds issued by the Company's finance company subsidiary; and promote shareholder liquidity through facilitating a possible future listing of its securities on a trading or quotation system requiring reporting company status.

       c. BUSINESS STRATEGY. The Company believes that independent insurance agencies represent an increasingly popular means for distributing certain financial services and that the Company's Master Agent concept will become increasingly important to the future success of independent insurance agents. As such, the Company expects the demand for its processing, marketing and lending services to grow rapidly.

       During the second calendar quarter of 2001, the company introduced a specialty program to provide prospective agency buyers with assistance in inspecting agency assets to be purchased and assistance with agency cash flow management, marketing, and operations during the first year following an acquisition. The Company is using its existing management and staff to deliver this product; however, as product demand increases, additional management and staff may be required. The Company does not expect to develop any other new products during 2001, because demand for existing products and the product added during the second quarter is anticipated to fully utilize the Company's management and staff. However, the Company still expects to revise or enhance existing products upon receipt of agent comments and suggestions deemed beneficial to the Company's operations.

       d. SERVICES AND PRODUCTS. The Company has two product lines, the first of which is the Master Agent program, which was developed exclusively by the Company and to which the Company believes is unique to the industry. The Company's secondary line of products is specialty programs, such as the Company's agency lending program and insurance programs for industry niches.

       Document management and commissions accounting are an agency's primary administrative functions and may be outsourced to the Company's processing center as part of the services offered through the Master Agent program. Documents and accounting information are presented to the agents by the processing center through the processing center's web site at www.brookeprocessing.com (the contents of which are not incorporated by reference). The Master Agent program also provides for development of a national brand name for agents and consolidation of agent's purchasing power with insurance companies and other financial services suppliers.

                                        4
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       The Company's secondary product line is specialty programs, the most successful of which is the lending program, but also includes insurance programs for various industry niches.

       The Company, through its wholly-owned finance subsidiary, Brooke Credit Corporation, originates loans to agents primarily for the purpose of insurance agency acquisition. Such loans are secured by, among other things, insurance agency assets. The Company's lending program features standardized legal documentation and established standards for credit approval and ongoing credit review.

       The origination of agency acquisition loans to agents is expected to increase demand for the Company's Master Agent services. The Company believes that many traditional lenders are reluctant to lend money for acquisition of an insurance agency because the primary collateral for such loans, insurance commissions, could be jeopardized in the event of a borrower default. To protect itself from such a risk, the Company requires all borrowers of the Company's lending program to enroll in the Master Agent program. Under the Master Agent program, the Company is listed as the agent-of-record for policies written by an agent. Thus, in the event that the agent/borrower defaults on its obligations under the agency acquisition loan, the Company continues to collect payments and services the defaulted agent's accounts. This arrangement minimizes the impact of an agent/borrower's default and protects the collateral pledged under the terms of the agency acquisition loan.

       In addition to the Company's lending program, the Company, through its wholly-owned subsidiaries, The American Agency, Inc., The American Heritage, Inc., and Interstate Insurance Group, L.L.C., sells insurance programs and "targeted market" policies through its network of agents and through agents not affiliated with the Company. In connection with such specialty programs, agents offer insurance coverage to targeted classes of business which may not be obtained from standard markets at all or which cannot be obtained from standard markets on a favorable basis. Such target classes of business include limousine companies and meat processors. Although specialty programs may be offered through any duly licensed agent, it is typical for specialty programs to be "cross sold" to agents that purchase the Master Agent services. Finally, the Company offers its buyers' assistance specialty program through The American Heritage, Inc. to assist prospective agency buyers with their inspection of assets to be acquired and to assist new owners with agency cash flow management, marketing, and operations during the first year following an acquisition.

       A typical transaction occurs when an insurance policy is sold by one of the Company's agents and the premium is paid by the customer directly to an insurance company. On a periodic (usually monthly) basis, insurance companies pay commissions to the Company for the sale of insurance policies which the Company records as commission income. The Company then pays a share of sales commissions to its agents which is recorded by the Company as commission expense.

       The Company is solely responsible for payment to insurance companies of premiums collected from customers for the sale of insurance policies even if its agents mishandle premium collection. Accordingly, the Company is the recipient and owner of all commissions paid by insurance companies resulting from the sale of insurance policies by the Company's agents. The Company's agents have an exclusive contractual relationship with the Company and generally do

                                        5
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not have any contractual relationship with the insurance companies. As such, payment of a share of sales commissions to the agents is an obligation of the Company and is not an obligation of any insurance company. Furthermore, for income tax purposes, the Company is required to record all commissions received from insurance companies as income and correspondingly reports to the appropriate tax authorities all commissions expense paid to agents.

       Commission expenses as a percentage of commission income has increased from 55% in 1998 to 64% in 1999 to 70% in 2000, primarily as a result of the following facts. First, the Company has gradually increased the share of sales commissions paid to agents during the last several years. It is the Company's plan to pay an increasing share of sales commissions to its agents as the Company grows and marginal expenses decrease from economies of scale. Secondly, the Company's commissions from the sale of policies by The American Agency, Inc. have decreased as a result of the discontinuance of one of The American Agency Inc.'s specialty insurance programs. The ratio of commission expense to commission income for insurance programs or "targeted market" insurance policies is generally less than from the sale of other insurance policies.

       The typical transaction outlined above provides for the billing and collection of premiums directly by insurance companies because the Company's agents are required to use direct insurance company billing when available. However, in those instances where direct company billing is not available, the Company is responsible to the insurance company for billing and collecting the full premium from customers. The Company then remits to insurance companies the amount of the customer's premiums, net of sales commissions, when the Company is billed by insurance companies. As a result, the Company records an account receivable for the amount owed by the customer to the Company and simultaneously records a payable for the amount owed by the Company to the related insurance company.

       Customer receivables are included in the balance sheet category for accounts and notes receivable. This category also includes receivables from insurance companies for commissions on direct company billed policies, profit sharing commissions and certain notes receivables held by the Company's finance company subsidiary. Customer receivables result when the Company assumes responsibility for the billing and collection of premiums that is typically the responsibility of the insurance companies. To accommodate customers when direct company billing is not available, the Company sometimes permits flexible premium payments by not requiring full premium payment prior to policy delivery. This resembles the premium payment flexibility offered by insurance companies when premiums are direct company billed. Consequences to the Company of providing this flexibility include collection risk and reduced cash balances from payment of premiums to insurance companies prior to premium collection from customers.

       e. CUSTOMERS. The Company's customers are independent insurance agents and bank insurance agents. The Company currently sells its products and services through over 100 agencies that employ or retain over 350 agents in the States of Colorado, Florida, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Nevada, Oklahoma, Texas, and Utah.

       It has been the experience of the Company that independent insurance agents are more willing to sell their agency businesses. The Company's agency lending program is a source of

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credit for prospective purchasers of agency businesses. The relative success of the Company's agency lending program is attributable to the loan collateral enhancements and protections provided by the Company's Master Agent concept. As such, the Company expects that as the demand for agency acquisition loans from independent insurance agents increases, the demand for the Company's Master Agent services will increase as well.

       Although a significant number of the Company's current customers are bank insurance agents, such agents represent a relatively small portion of the Company's overall commissions because they are generally agents from small banks in small communities. With the passage of the Financial Services Modernization Act, larger banks in larger communities are now authorized to sell insurance. The Company anticipates that larger banks will engage in the business of selling insurance, which, in turn, the Company believes will lead to a greater demand for the services offered under the Company's Master Agent program. By outsourcing agency administration to a Master Agent and with the purchasing power provided by a Master Agent, the Company believes that bank insurance agents can immediately take advantage of the expanded insurance powers available under the Financial Services Modernization Act.

       f. INSURANCE MARKET. Although the Company's revenues are comprised primarily of the sales commission portion of insurance premiums, most industry analysis is based on premiums. Based on typical sales commission rates, the Company has estimated its gross annualized premiums to be approximately $175 million to $200 million for the year 2001.

       According to the Insurance Information Institute, insurance premiums in the United States totaled $636.8 billion in 1998, which was 8.1% more than in 1997. Premiums in the property and casualty sector totaled $281.5 billion and life and health premiums totaled $355.3 billion. World insurance premiums totaled $2.13 trillion in 1997 (latest data available from the Insurance Information Institute).

       The Company's agents sell insurance to both personal and commercial customers; however, as a group, the agents sell more commercial insurance than personal insurance. Independent insurance agents, such as the Company's franchise agents, sold 75.6% of the commercial insurance sold by the Company in 1998. Commercial policy premiums in the United States grew from $132.7 billion in 1997 to $137.6 billion in 1998 (latest data available) according to A.M. Best Company.

       g. COMPETITION. The Company is unaware of any direct competitors in the United States for the Master Agent services that are offered to independent insurance agents and bank insurance agents. Although the Company is aware of other insurance companies that offer similar services to agents, to the best of the Company's knowledge, such services do not allow agents exclusive agency ownership and/or require that such agents sell exclusively for one insurance company. Also, insurance companies sometimes offer assistance to agents' policyholders that have purchased policies from their specific insurance company. However, there does not appear to be a service, such as the Company's Master Agent program, that attempts to provide a comprehensive solution to the efficiency problems encountered by independent insurance agents and bank insurance agents.

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       The Company has more competition for the sale of its specialty programs, especially insurance programs, than it does for the sale of its Master Agent services. Many independent insurance agents and brokers are developing insurance programs for specific market niches. However, those that purchase the Company's Master Agent services are a receptive audience for the Company's specialty programs which the Company believes gives it a significant advantage within its Master Agent organization.

       The competition for agency loans comes primarily from banks and other traditional lenders, many of which are larger and have larger resources than that of the Company. However, the Company is not aware of any lenders that have developed the comprehensive legal and lending standards that are required to protect and preserve the intangible assets that serve as collateral for insurance agency loans originated by the Company. Additionally, as previously noted, the Master Agent program is critical to collateral preservation and the Company believes that the entire package of services offered under the Master Agent program are not currently available from others.

       h. SALES AND MARKETING. Most of the Company's marketing activities are currently conducted from its Kansas City, Dallas, or Denver area regional offices. The Company opened an additional regional office in Nashville, Tennessee in the fourth quarter of 2000.

       The Company's regional managers market the Master Agent program to independent insurance agents using a description of "franchise agents" because, as a part of the Master Agent program, independent insurance agents use a common trade name and share many other characteristics of a franchise relationship. Accordingly, the Company discloses information relating to the Master Agent program to prospective agents using the Uniform Franchise Offering Circular format.

       The services offered under the Company's Master Agent program are also marketed to bank insurance agents; however, bank insurance agents typically use a trade name associated with the sponsoring bank instead of the common trade name used by franchise agents. Therefore, the term "bank agents" is used to differentiate franchise agents from bank agents. Unlike franchise agents, the services offered under the Master Agent program to bank agents are limited to insurance, as most bank agents also want to sell the banking, investment or lending services of the sponsoring bank.

       Those agents selling the Company's specialty programs are identified as "broker agents." Broker agents provide expertise in a specific industry niche to other agents, typically franchise or bank agents that purchase the Company's Master Agent services. Additional revenues are created when the Company's franchise agents or bank agents purchase expertise from the Company's broker agents. For example, the Company's agency lending program requires enrollment in the Master Agent program and, as a result, is the largest source of Master Agent program sales.

       In the spirit of multilevel sales organizations, the Company encourages its franchise, bank and broker agents to recruit subagents to purchase the services offered under the Master Agent program and specialty programs. Franchise agents can build a sales organization of smaller subagents and, because of growth and size bonuses, receive a larger share of commissions from

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the Company. Correspondingly, bank agents can use the Master Agent's services to recruit other banks as subagents.

       i. EMPLOYEES. The Company currently employs a total of approximately 141 employees of which a significant number are part time and temporary employees employed by the processing center. On a full-time equivalency basis (those employees who regularly work 37.5 hours or more per week), the Company employs approximately 70 individuals.

       j. SUPPLIERS. The Company has agency relationships with a large number of insurance companies. The Company has direct agency relationships with five of the six leading writers of commercial insurance in the United States (based on 1998 premiums). The Company's largest suppliers include Safeco Insurance Company, Allied Insurance Company, Employers Mutual Companies, Columbia Insurance Company and Allstate Insurance Company. The Company has entered into agency agreements with each of the suppliers listed above, examples of which are attached hereto as Exhibits 6.01 to 6.05.

       k. REGULATIONS. The Company's insurance activities are generally regulated by the insurance departments of individual states. The Company must maintain valid insurance agency licenses in most of the states in which the Company transacts its insurance and financial services business. Periodically, agency insurance licenses must be renewed by and license fees must be remitted to the individual states.

       The Company's lending programs are targeted to businesses and are generally unregulated. Although the Company does not typically make consumer loans, the Company's finance company subsidiary is licensed as a consumer finance company by the States of Kansas and Nebraska. The Company's franchising activities are also regulated, to a certain extent, by the Federal Trade Commission and state regulators. The Company believes that it is currently in compliance with all state and federal regulations to which it is subject and is unaware of any pending or threatened investigation, action or proceeding by any state or federal regulatory agency involving the Company.

       l. CORPORATE STRUCTURE. All of the Company's subsidiaries are 100% owned and controlled by the Company. With the notable exception of Brooke Credit Corporation, all of the Company's subsidiaries are held primarily for regulatory licensing and insurance company contracting purposes and for which financial statements are not separately prepared. Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's agents. Separate financial statements are regularly prepared for Brooke Credit Corporation, and Brooke Credit Corporation borrows money in its own right primarily through the issuance of bonds.

       The Company's other subsidiaries include:

       BROOKE LIFE AND HEALTH, INC., is a licensed insurance agency which sells life and health insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

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       BROOKE AGENCY, INC., is a licensed insurance agency which sells property and casualty insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

       BROOKE INVESTMENTS, INC., develops investment services for sale through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

       INTERSTATE INSURANCE GROUP, LTD., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. Interstate was acquired by the company at the end of the second quarter of calendar year 2000.

       THE AMERICAN AGENCY, INC., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.

       THE AMERICAN HERITAGE, INC., is a licensed insurance agency which also sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. This subsidiary also offers the Company's buyers assistance specialty program. This program is designed to assist prospective agency buyers with their inspection of assets to be acquired and to assist new owners with agency cash flow management, marketing, and operations during the first year following an acquisition. For marketing purposes, the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

       BROOKE CORPORATION OF NEVADA, is a licensed Nevada insurance agency which sells insurance through the Company's network of franchise agents, subagents, broker agents, and insurance producers. This subsidiary may also sell the programs and "targeted market" policies in Nevada through the Company's network of agents and through agents not necessarily affiliated with the Company.

       For licensing purposes, the Company also controls First Brooke Insurance and Financial Services, Inc., which is a Texas corporation owned by a licensed Texas insurance agent but is controlled by the Company through a contractual arrangement.

       SPECIAL CHARACTERISTICS OF THE COMPANY'S OPERATIONS. The following items represent distinct or special characteristics of the Company's operations which may have a material impact upon the Company's future financial performance.

       MARKET UNCERTAINTIES. One of the primary markets for the Company's services is independent property and casualty insurance agents. The popularity of Internet sales may adversely impact independent property and casualty insurance agents and result in a general decline in the demand for the Company's services. In addition, the recent enactment of the Financial Services Modernization Act allows highly capitalized competitors, such as banks, to offer certain insurance services, where once the extent such entities could engage in insurance related activities was more restricted.

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       PRODUCTION UNCERTAINTIES. The processing services provided by the Company are primarily completed at a processing center located in Phillipsburg, Kansas. Although contrary to the Company's expectations, the processing center's management, facilities, and labor force may be insufficient to accommodate the Company's expected growth. Also, although the Company has safeguards for emergencies, it does not have back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning. The occurrence of a major catastrophic event or other system failure at the Company's processing center in Phillipsburg, Kansas could interrupt document processing or result in the loss of stored data.

       DEPENDENCE ON INTERNET. The Company relies heavily on the Internet in conducting its operations. A main component of the Master Agent program is providing agency personnel access to agency documents over the Internet. Such service requires efficient operation of Internet connections from agencies and agency personnel to the Company's system. These connections, in turn, depend on efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with the services and products offered by the Company. Moreover, despite the implementation of security measures, the Company's computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. Such events could have a material adverse effect on the Company's operations and its ability to meet customer expectations.

       GUARANTEES. The Company has guaranteed the repayment of bonds issued by its finance company subsidiary and, if the finance company incurs significant loan losses or its ability to repay the bonds is otherwise impaired, then the Company's financial condition may be adversely affected. In some instances, the Company's finance company subsidiary has sold loans to investors with full recourse which may cause an adverse financial effect on the Company in the event it is required to repurchase loans of poor quality. In addition, in connection with the Company's activities of matching agency purchasers and sellers, the Company sometimes guarantees payments to agency sellers, which may cause an adverse financial effect on the Company in the event such a purchaser defaults on its obligations to such a seller.

       INSURANCE AGENCY COLLATERAL. The Company makes loans to agents primarily for the purpose of insurance agency acquisition and which are secured by, among other things, insurance agency assets. Insurance agency assets in some cases are intangible, and the value of such assets may rapidly deteriorate if borrowers do not adequately serve their policyholders or if the policies offered are not competitively priced. Reduction in the value of the insurance agency's assets would result in a reduction of the value of the Company's secured interest. This could result in these loans being under secured which could adversely affect the Company in the event of default on such loans.

       VARIABLE INTEREST RATES ON LOANS. The interest rate on most of the Company's existing loans varies annually to an outside index that is not controlled by the Company. Although most of the Company's existing loans have been sold to loan participants, if the Company repurchases these variable rate loans or makes additional variable rate loans and market interest rates decrease, then the Company may collect less interest than it pays on its bonds or other funding sources.

       DEPENDENCE ON SUPPLIERS. The Company is dependent on others, particularly property and casualty insurance companies, to supply the products sold by its agents. A majority of the Company's products are supplied by five property and casualty insurance companies. The Company's contracts with these suppliers can be terminated by the supplier without cause upon advance written notice. The loss of the representation of any one of these companies, for any reason, would adversely affect the financial condition of the Company. While the Company believes it maintains strong relationships with these companies, there can be no assurance that these companies will not impose conditions to the relationship, such as lower commission rates, larger premium volume requirements, or loss ratios that the Company will not be able to satisfy.

       DEPENDENCE ON PROFESSIONAL LIABILITY CARRIER. Without professional liability insurance, it is unlikely that the Company can continue its relationships with insurance companies. Although the Company has an excellent claims history and believes it has a good relationship with its professional liability insurance carrier, termination of the Company's professional liability insurance policy may adversely impact the Company's financial prospects.

       COMPETITION. The Company's agents face significant competition. The popularity of Internet sales and passage of the Financial Services Modernization Act has increased the number of potential competitors. If the Company's prediction that agent distribution will become more widespread is accurate, then the Company will face greater competition for the services it provides to its agents. Many of the Company's potential competitors have greater financial resources and market acceptance than the Company.

       ITEM 2 DESCRIPTION OF PROPERTY
(Form 1-A Model B Item 7)

       The Company's principal executive offices are located at 10895 Grandview Drive, Building 24, Suite 250, Overland Park, Kansas 66210 and its telephone number is (913) 661-0123. In addition to serving as the executive offices of the Company, this facility also functions as the Company's national sales office and as one of its regional sales offices. The facility consists of over 6,000 square feet of office space, leased for $12,754 per month. The lease expires on December 31, 2003.

       The Company also maintains a processing center and three additional regional offices. The processing center is located in Phillipsburg, Kansas, and consists of 6,000 square feet of office space. With respect to the processing center, the Company has a year to year lease that is renewable at its option, that provides for lease payments of $2,500 per month, subject to annual adjustments. The three additional regional offices are located in Dallas, Texas, Colorado Springs, Colorado and Nashville, Tennessee. The Colorado Springs, Colorado regional office is subject to a lease in the amount of $2,478 per month. The lease will expire on February 28, 2005. The Nashville, Tennessee regional office is subject to a lease payment of $3,925 per month. The lease on the Nashville facility will expire on May 31, 2002.

       In the second quarter of 2001, the Dallas regional office relocated from Plano, Texas to Dallas, Texas. The Dallas facility lease provides for lease payments of $3,928.16 per month and is to expire May 31, 2003. All of the above described leases are with lessors unaffiliated with the Company.

       Management believes that the Company's facilities will be adequate for current and proposed operations. In management's opinion, adequate insurance has been purchased for each of the Company's properties.

       ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES (Form I-A Model B Item 8)

       The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME               AGE       POSITION
Robert D. Orr      47        Chairman of the Board of Directors, Chief Executive Officer and Director
Michael Hess       44        President and Director
Leland G. Orr      38        Treasurer, Chief Financial Officer, Assistant Secretary and Director
Anita Larson       39        Vice President, Secretary and General Counsel
John Allen         52        Director
Derrol Hubbard     44        Director
Shawn Lowry        27        Vice President, National Sales Manager
Michael Lowry      26        Vice President of the Company and Brooke Credit Corporation
Kyle Garst         32        Vice President, National Investment Sale Manager

       Robert Orr and Leland Orr are brothers. Shawn Lowry and Michael Lowry are the nephews of Robert Orr and Leland Orr.

       Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors Robert Orr, Leland Orr, and Michael Hess serve without cash compensation and without other fixed remuneration. Directors Allen and Hubbard, however, each receive $2000 plus reasonable travel allowance for each board meeting attended in person, $200 for each board meeting attended via teleconference, and $500 for each board meeting attended via video conference. Officers are appointed annually by the Board of Directors and serve until their successors are appointed by the Board of Directors. Remuneration of the officers is set forth under "ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS" herein. Biographical resume of each director and executive officer are set forth below:

       Robert D. Orr, 47, Director, Chairman of the Board and Chief Executive Officer, is the founder of the Company. From 1992 to 1996, Mr. Orr served as President of Farmers State Bank, Phillipsburg, Kansas. From 1989 to 1991, Mr. Orr served as Chairman of the Board of Brooke State Bank, Jewell, Kansas; and from 1987 to 1989, Mr. Orr served as President of First National Bank, Smith Center, Kansas. Mr. Orr has also been a self-employed insurance agent for American Family Insurance Company. Mr. Orr is an honors graduate of Fort Hays State University with a Bachelor of Arts degree in Political Science. Mr. Orr also completed the Graduate School of Banking program at the University of Colorado. Mr. Orr is the author of a book on independent insurance agents titled "Death of an Insurance Salesman?" which was written and published in 2000. From 1996 through the present, Mr. Orr's business activities have been focused on performing the functions of Chairman of the Board and Chief Executive Officer of the Company.

       Leland G. Orr, 38, Director, Assistant Secretary, Treasurer and Chief Financial Officer, has been an officer and director of the Company since its inception. Mr. Orr is a certified public accountant and, from January 1991 to December 1994, served as President of Brooke State Bank, Jewell, Kansas. From January 1984 to September 1987, Mr. Orr worked for Kennedy, McKee & Company (formerly Fox & Company) (an accounting firm) of Dodge City, Kansas. Mr. Orr is a graduate of Fort Hays State University with a Bachelor of Science Degree in Accounting and is a member of the American Institute of Certified Public Accountants, the Kansas Society of Certified Public Accountants and the Central Kansas Chapter of Certified Public Accountants. From 1995 through the present, Mr. Orr's business activities have included performing the functions of Director, Secretary or Assistant Secretary, Treasurer and Chief Financial Officer of the Company. In addition, during this time period, Mr. Orr has managed the Company's processing center in Phillipsburg, Kansas.

       Michael Hess, 44, Director and President, was an original investor in the Company. From 1975 to 1989, Mr. Hess was employed by Western Resources (a utility company). In 1989, Mr. Hess began his employment with the Company as Vice President. As a result of his success within the Company and his familiarity with the Company's operations, Mr. Hess was appointed President and National Sales Manager of the Company in 1996. Mr. Hess has also owned several small businesses and currently serves as a director of Patrons Insurance Company and Great Plains Mutual Insurance Company. Since his appointment as President and National Sales Manager in 1996, Mr. Hess' primary business activities have been the strategic development of the Company's relationships with suppliers and growth of the Company's Master Agent program. In 2000, Mr. Hess ceased performing the functions of National Sales Manager in order to focus his activities as President of the Company on developing relationships with national suppliers and the Company's specialty programs.

       Anita Larson, 39, Vice President, General Counsel and Secretary, joined the Company in 1999. Prior to joining the Company, Ms. Larson was employed by The Equitable Life Assurance Society of the United States, New York, New York, where she was Vice President and Counsel from May 1996 to May 1999. From January 1995 to May 1996, Ms. Larson was Chief Administrative Officer of First Security Benefit Life Insurance and Annuity Company of New York. Ms. Larson started her career at Security Benefit Group, Inc. where she was Second Vice President and Counsel. Ms. Larson received a bachelors degree from the University of Kansas and a Juris Doctorate from the University of Kansas School of Law.

       John Allen, 52, became a director of the Company in January 2001. Mr. Allen is Chief Operating Officer of the Cincinnati Reds. During Mr. Allen's career with the Cincinnati Reds, he has served in his current capacity of Chief Operating Officer since October 1999, as Managing Executive from June 1996 to October, 1999 and as controller from May 1995 to June 1996. Prior to joining the Cincinnati Reds, Mr. Allen was director of business operations for the Columbus Clippers, the Class AAA minor league affiliate of the New York Yankees. Prior to his employment with the Columbus Clippers, Mr. Allen worked for the accounting firm of Arthur Anderson in Kansas City, Missouri and was a partner and senior vice president of GRA,

Inc. of Merriam, Kansas. Mr. Allen earned an undergraduate degree from Kansas State University and a master's degree in Sport Management from Ohio State University. Mr. Allen has been honored with the Certificate of Friendship from the Cincinnati Human Relations Commission and the Community Service Award from the Talbert House. He also has been honored by Cincinnati Magazine in its annual "Best of Cincinnati" issue.

       Derrol Hubbard, 44, became a director of the Company in January 2001. From 1987 to the present, Mr. Hubbard has served as managing officer of DBarD, Inc., a family owned corporation with agricultural operations in Kansas. Since 1998, Mr. Hubbard has been Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. Mr. Hubbard also currently serves as President for several real estate, gaming and venture capital companies. Mr. Hubbard has been President of DDH Enterprises, LLC since September 1999, President of Double D Real Estate, Inc. since June 1997, President of H & H Development, LLC since October 1999, President of Pinnacle Development, LLC since May 1998, and President of Pinnacle Development II since October 1999. All of these companies are involved in real estate businesses, several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Since June 1998, Mr. Hubbard has also served as Vice President of HBH Investments, LLC, a venture capital company. Since January 2001, Mr. Hubbard has been managing member New Mexico Gaming, LLC, which operates and distributes gaming machines in New Mexico.

       Shawn Lowry, 27, Vice President and National Sales Manager, joined the Company in 1996 as a Corporate Sales Representative and in 1998 assumed the position of Missouri State Manager. Prior to employment with the Company, Mr. Lowry attended Washburn University majoring in business finance and business economics. In January 2000, Mr. Lowry was promoted to the regional manager over the Company's Dallas region. In August 2000, Mr. Lowry was promoted to National Sales Manager of the Company.

       Michael Lowry, 26, Vice President of the Company and Brooke Credit Corporation, joined Brooke Credit Corporation in 1998 as a loan officer. Prior to employment with the Company, Mr. Lowry was an officer for Sunflower Bank in Salina, Kansas. Mr. Lowry attended college at Washburn University and Fort Hays State University with an emphasis in business finance. In January 2000, Mr. Lowry was promoted to Vice President of Brooke Credit Corporation. On April 25, 2001, Mr. Lowry was promoted to Vice President and Credit Manager of the Company. Mr. Lowry oversees the day-to-day operations of Brooke Credit Corporation.

       Kyle Garst, 32, Vice President of the Company and National Investment Sales Manager, joined the Company in 1994 as a sales representative. From January 1997 to March 1999, Mr. Garst worked as a sales representative and profit center leader for Koch Industries. In March 1999, Mr. Garst returned to the Company as the State Manager for Oklahoma, and in August 2000, he was named Regional Sales Manager for Texas, Oklahoma and Louisiana. In December 2001, Mr. Garst was promoted to National Investment Sales Manager and will assume those duties in the coming year.

       ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS
(Form 1-A Model B Item 9)

       The following table sets forth the aggregate annual remuneration of the Company's chief executive office and the Company's most highly compensated executive officers who were serving as executive officers as of December 31, 2000.

      NAME AND PRINCIPAL                ANNUAL         LONG-TERM          ALL OTHER          AGGREGATE
           POSITION                 COMPENSATION       COMPENSATION      COMPENSATION       REMUNERATION
Robert D. Orr(1)                              0            0              $    1,075        $     1,075
(Chief Executive Officer)
Michael Hess(1)                       $  80,000            0              $      842        $    80,842
(President)
Leland G. Orr(1)                      $  80,000            0              $    1,086        $    81,086
(Secretary, Treasurer)
Anita Larson(2)                       $  66,000            0              $    6,012        $    72,012
(Vice President)
Shawn Lowry(2)                        $  88,750            0              $   18,608        $   107,358
(Vice President)

----------
(1) In addition to the compensation set forth above, Robert D. Orr, Leland G. Orr and Michael Hess receive use of a vehicle for personal and commuting use.
(2) In addition to the compensation set forth above, Anita Larson and Shawn Lowry receive use of a vehicle for commuting purposes.

       Pursuant to the terms of an at will employment agreement between Ms. Larson and the Company, Ms. Larson has been retained as the manager of Brooke Life and Health, Inc., a wholly-owned subsidiary of the Company. Ms. Larson's annual salary for such employment is $66,000. Ms. Larson is also entitled to quarterly bonuses equal to 5% of the quarterly growth of the Company's life and health insurance programs. In addition, Ms. Larson is eligible for an annual bonus of $30,000, contingent upon the Company's consolidated operating income attaining certain specified goals. The Company anticipates that for the calendar year 2001, in the aggregate Ms. Larson's bonuses will not exceed $5,000. Ms. Larson's employment agreement contains a covenant not to compete. Although the Company believes this covenant to be fully enforceable in accordance with its terms, a court of competent jurisdiction may determine not to enforce the covenant or only partially enforce the covenant.

       ITEM 5 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:
(Form 1-A Model B Item 10)

       VOTING SECURITIES.

             NAME AND                  TITLE OF CLASS           NUMBER OF         PERCENTAGE
         ADDRESS OF OWNER                                     SHARES OWNED        OF CLASS(1)
Robert D. Orr(2)                        Common Stock             14,450              2.09%
Route #2, Box 53
Smith Center, Kansas 66967

Anita Larson(2)                         Common Stock             12,000              1.73%
627 Louisiana Street
Lawrence, Kansas 66044

Leland G. Orr(2)                        Common Stock              3,400              0.49%
501 Berglund Drive
Phillipsburg, Kansas 67661

Michael Hess(2)                         Common Stock              2,200              0.32%
516 South Grant
Smith Center, Kansas 66967

Shawn Lowry(2),(5)                      Common Stock             15,000              2.17%
1205 N. 2nd St. E.
Louisburg, Kansas 66053

Michael Lowry(2),(5)                    Common Stock              9,000              1.30%
11751 West 118th Terrace
Overland Park, Kansas  66967

Kyle Garst(2),(6)                       Common Stock              7,810              1.13%
12726 Flint Lane
Overland Park, Kansas  66213

All Executive Officers and              Common Stock             63,860              9.22%
Directors As a Group
(7 persons)

Brooke Holdings, Inc.(2),(3)            Common Stock            511,701              73.8%
205 F Street
Phillipsburg, Kansas 67661

----------
(1). Percentage based on 692,968 shares of common stock outstanding as of November 30, 2001.
(2). The person or entity specified above has sole voting power and sole investment power of their respective shares of the Company's common stock.
(3). As of November 30, 2001, Brooke Holdings, Inc., owned 511,701 shares of the Company's common stock which represents 73.8% of the 692,968 shares of common stock outstanding. Robert D.Orr, Leland G. Orr and Michael Hess beneficially own 46.34%, 13.67% and 7.28%, respectively, of the shares of common stock of Brooke Holdings, Inc.
(4). John Allen and Derrol Hubbard do not own any shares of common stock as of November 30, 2001.
(5). On May 31, 2001, Shawn Lowry transferred his 15,000 shares to First Financial Group, L.C., a limited liability company in which Shawn Lowry serves as manager. On May 31, 2001, Michael Lowry transferred his
     9,000 shares to First Financial Group, L.C. Michael Lowry is the sole member of First Financial Group, L.C.
(6). Mr. Garst is in the process of transferring his 7,810 shares in the Company to American Financial Group, L.L.C., a limited liability company in which Mr. Garst is sole manager and sole member.

       NON-VOTING SECURITIES. None of the officers or directors own non-voting securities of the Company. The Company is unaware of any shareholder who owns more than 10% of the Company's non-voting securities.

       OPTIONS, WARRANTS, AND RIGHTS. There are no options, warrants or rights outstanding with respect to the securities of the Company.

   ITEM 6 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (Form 1-A Model B Item 11)

       Brooke Holdings, Inc., owns 100% of the common stock of GI Agency, Inc. Accordingly, through their ownership interest in Brooke Holdings, Inc., Robert
D. Orr, Leland G. Orr and Michael Hess control 100% of the voting stock of GI Agency, Inc. GI Agency, Inc. owns franchise agencies which purchase Master Agent services and obtain loans from the Company at the same general prices and general terms as provided to other unaffiliated franchise agents. As of November 30, 2001, the total outstanding balance of all loans made to GI Agency, Inc. by the Company's finance subsidiary, Brooke Credit Corporation, was $1,062,719. Amounts owed to the Company by GI Agency, Inc. are secured by all the shares of the Company's common stock owned by Brooke Holdings, Inc. which currently represents 73.8% of the total shares outstanding. All of the loans made to GI Agency, Inc., have been sold to an unaffiliated lender. Because of the relationships described above, certain conflicts of interest may arise between the Company and its agents in attempting to resolve disputes that occur as a result of such relationships.

       The Company has assigned all of its right, title and interest in agreements to purchase insurance agencies to GI Agency, Inc., without consideration from GI Agency, Inc. In its role of matching agency buyers and sellers, the Company from time to time executes purchase agreements to acquire agency assets and assigns them to prospective or existing franchise agents. In the event that agency assets purchased by the Company are not sold to a prospective or existing franchise agent, the Company may assign it rights and obligations pursuant to such purchase agreement to GI Agency, Inc. Such assignments allow the Company to avoid retail competition with its franchise agents and positions GI Agency, Inc. to operate such agencies until a purchaser can be identified. From January 1, 2001 through November 30, 2001, GI Agency collected commissions on the assets subject to such assignments in the amount of $141,226.

       On May 31, 2001, GI Agency, Inc. sold the assets associated with its Grand Island, Nebraska operations to a third party unaffiliated with the management of Brooke Corporation. On August 1, 2001, GI Agency, Inc. sold the Company's agency in Ogallala, Nebraska.

       Until May 31, 2001, the Company shared office facilities with GI Agency, Inc. at its Grand Island, Nebraska office location. Brooke Investments, Inc., a wholly-owned subsidiary of the Company, leased the Grand Island property from an unaffiliated lessor. The Company reimbursed Brooke Investments, Inc. for payments made in connection with the lease and GI Agency, Inc. reimbursed the Company for its use of the facilities up through May 31, 2001. From January 1, 2001 through November 30, 2001, GI Agency, Inc. reimbursed the Company $148,484 for personnel expenses and $2,550 for office facilities expenses. Although expenses are allocated between the Company and GI Agency, Inc., the expense allocation has not been independently evaluated to determine fairness.

       Robert D. Orr, Leland G. Orr and Michael Hess have, in some cases, each guaranteed amounts due to suppliers under certain agency agreements. The amounts guaranteed under such agency agreements varies depending on the value of premiums to be collected under such agency agreements. The continuance of these guaranties is important to the Company's prospects.

       Brooke Holdings, Inc. borrowed $300,000 from the Company using a line of credit with repayment secured by Brooke Holdings, Inc.'s ownership of 73.8% of the Company's common stock. This loan was renewed on December 31, 2000 bearing interest at a rate of 13% per annum and is scheduled to mature on December 31, 2001. In addition Brooke Holdings, Inc. borrowed $100,000 from the Company using a line of credit on March 31, 2001 in a note bearing interest at a rate of 13% per annum. This note is also scheduled to mature on December 31, 2001. The outstanding balance of both lines of credit as of November 30, 2001 was $210,689.

       Robert Orr, Leland Orr, Michael Hess, and Shawn Lowry have each guaranteed the promissory note of Austin Agency, Inc., of Brownsville, Texas, to Brooke Credit Corporation. The four guarantors have taken assignment in stock of Austin Agency, Inc. as consideration for their guarantees. The loan to Austin Agency, Inc. was executed on May 15, 2000 for $1,200,000 and is scheduled to mature on August 1, 2010. As of November 30, 2001 the principal balance of the loan was $1,130,707.

       Shawn Lowry is the sole manager of First Financial Insurance Group, L.C., a Kansas limited liability company. Michael Lowry is the sole member of First Financial Group, L.C. The business purpose of First Financial Group, L.C. includes investing in agencies and guaranteeing loans made by Brooke Credit Corporation to franchise agents who have bought agencies from the Company. On June 1, 2001, First Financial Group, L.C. guaranteed 65% of the Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas. In consideration for this guaranty, First Financial Group, L.C. received 15% of the membership shares of Palmer, L.L.C. The loan was executed on June 1, 2001 for $799,519 and is scheduled to mature on September 1, 2011. As of November 30, 2001, the principal balance of the loan was $793,018. On September 28, 2001, First Financial Group, L.C. guaranteed 25% of the outstanding principal balance of two Brooke Credit Corporation loans to R&F, L.L.C. of Kansas City, Missouri. Both loans were executed on September 28, 2001 in the amount of $102,981.60 and $545,791.03, respectively, and both mature on December 1, 2013. As of November 30, 2001, the balance on these loans was $102,918.60 and $545,791.03, respectively. In consideration for these guarantees, First Financial Group, L.C. receives a 5% profit interest in R&F, L.L.C. On October 15, 2001, First Financial Group, L.C. guaranteed 50% of the outstanding principal balance of The Wallace Agency, L.L.C. of Wanette, Oklahoma. This loan was executed on October 15, 2001 in the amount of $440,656.58 and is to mature on January 1, 2014. As of November 30, 2001, the balance on this loan was $440,656.58. In consideration of this guarantee, First Financial Group, L.C. receives a 10% profit interest in The Wallace Agency.

       Shawn Lowry has four loans outstanding from Brooke Credit Corporation.
On February 7, 2001, Mr. Lowry borrowed $28,000 from Brooke Credit Corporation bearing interest at a rate adjusted annually and equal to 3.5% per annum over the New York prime rate, which as of the last date of determination was 12%. On September 17, 2001, Mr. Lowry borrowed $12,000 from Brooke Credit Corporation bearing interest at 11.5% with a scheduled maturity date of December 31, 2001. On October 1, 2001, Mr. Lowry borrowed $2,500 from Brooke Credit Corporation bearing interest at 10% with a maturity date of December 31, 2001. On October 31, 2001, Mr. Lowry borrowed $79,761 from Brooke Credit Corporation bearing interest at 3.5% per annum over the New York prime rate with a maturity date of November 1, 2011. The outstanding balance of these loans as of November 30, 2001 was $119,654. The purpose of the loans was to allow Mr. Lowry to purchase stock of the Company and finance the operations of First Financial Group, L.C.

       Kyle Garst is the sole manager and sole member of American Financial Services, L.L.C., a Kansas limited liability company. The business purpose of American Financial Services, L.L.C. includes investing in agencies and guaranteeing loans made by Brooke Credit Corporation to franchise agents who have bought agencies from the Company. On October 15, 2001, American Financial guaranteed 50% of the outstanding principal balance of The Wallace Agency, L.L.C. of Wanette, Oklahoma. This loan as executed on October 15, 2001 in the amount of $440,656.58 and is scheduled to mature on January 1, 2014. In consideration of this guarantee, American Financial Services, L.L.C. receives a 5% profit interest in The Wallace Agency. As of November 30, 2001, the balance on this loan was $440,656.58.

       Mr. Garst has one loan with Brooke Credit Corporation in the amount of $8,687 bearing interest at 10.25%. This loan was executed on July 10, 2001 and is scheduled to mature on July 1, 2002. The outstanding principal balance as of November 30, 2001 was $8,687. The purpose of the loan was to fund business operations of American Financial Services, L.L.C.

       Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Lawrence, Kansas and Overland Park, Kansas. The Company and Arensberg Insurance have entered into a franchise agreement pursuant to which Arensberg Insurance participates in the Company's Master Agent program. In addition, the Company's finance subsidiary, Brooke Credit Corporation, has made three loans to Arensberg Insurance. As of November 30, 2001, the total outstanding balance of such loans was $792,557. Each of the loans bears interest at a rate adjusted annually and equal to 3% per annum over the New York prime rate, which as of the last date of determination was 12.5% for each loan. One of the loans is scheduled to mature on October 1, 2008 and the remaining two loans are both scheduled to mature on July 1, 2009. All of the loans made to Arensberg Insurance have been sold to an unaffiliated lender.

       Ms. Anita Larson borrowed $30,000 from Brooke Credit Corporation. The loan bears interest at a rate adjusted annually and equal to 2.5% per annum over the New York prime rate, which as of the last date of determination was 12%. The loan is scheduled to mature on August 1, 2005. The outstanding balance of this loan as of November 30, 2001 was $27,709. The purpose of the loan was to allow Ms. Larson to purchase stock of the Company.

       The Company's employee handbook contains conflicts of interest guidelines which are applicable to Company management and employees. The purpose of the guidelines is to prevent an employee in a position to influence a decision regarding the Company to use such influence for personal gain. Pursuant to the guidelines, an employee in such a position is required to notify an officer of the Company of the existence of such a situation.

   ITEM 7 DESCRIPTION OF SECURITIES
(Form 1-A Model B Item 12)

       As of November 30, 2001 the Company was authorized to issue 9,500,000 shares of common stock, par value $1.00. As of November 30, 2001, 692,968 shares of common stock were outstanding and 11,050 shares were held in treasury. The shareholders of common stock have no preemptive or other rights to subscribe to additional shares offered by the Company. All outstanding shares are fully paid and non-assessable. Each outstanding share of Common Stock is entitled to one vote on each matter submitted to a vote of the Company's shareholders. All voting is on a non-cumulative basis. Subject to any preferences granted to holders of outstanding preferred stock, holders of shares of Common Stock are entitled to receive such dividends as may be legally payable to the Board of Directors and to participate in any liquidation pro rata in any distribution of the Company's assets after payment or reservation of funds for payment of its liabilities and any amounts due to the holders of preferred stock.

       As of November 30, 2001, the Company was authorized to issue 1,000 shares as "Convertible Preferred Stock." As of November 30, 2001, 781.33 shares of Convertible Preferred Stock were outstanding. The shareholders of Convertible Preferred Stock are entitled to receive quarterly cumulative dividends at a rate of 9% per annum payable quarterly. Holders of Convertible Preferred Stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. The Convertible Preferred Stock, which is non-voting, is convertible into common stock on the basis of 13 shares of common stock for each share of preferred stock so converted. The holders of Convertible Preferred Stock have no right to proceed against the Company for unpaid dividends unless and until the same are declared by the Board of Directors.

       In addition to the Convertible Preferred Stock, the Company is authorized to issue 499,000 shares of preferred stock. The authorized shares consist of 100,000 shares of 2002 Convertible Preferred Stock and 399,000 shares of what is commonly known as "Undesignated" Preferred Stock.

       The 2002 Convertible Preferred Stock consists of 100,000 shares, par value $25.00 per share. As of November 30, 2001, 63,418 shares of the 2002 Convertible Preferred Stock were issued and outstanding. The 2002 Convertible Preferred Stock is subject to the following terms:

       DIVIDEND RIGHTS. The holders of 2002 Convertible Preferred Stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum payable, if as and when determined by the Board of Directors, due and payable on March 31, June 30, September 30 and December 31 of each year, after any dividend shall be set apart or paid on the Convertible Preferred Stock for the current fiscal year but before any dividend shall be set apart or paid on the Common Stock in and for any fiscal year of the Company.

       TERMS OF CONVERSION. On or prior to April 1, 2002, the holders of 2002 Convertible Preferred Stock have the right, at their option, to convert all or part of their 2002 Convertible Preferred Stock holdings to Common Stock. In the event that the holders of 2002 Convertible

Preferred Stock elect to convert their shares to Common Stock, one share of 2002 Convertible Preferred Stock will be exchanged for one share of Common Stock. The conversion of shares shall occur immediately upon written notice to the Company.

       REDEMPTION. After April 1, 2002, the 2002 Convertible Preferred Stock shall be subject to redemption at the option of the Company on any dividend payment date at a redemption value of $27.50 per share. The 2002 Convertible Preferred Stock does not have any restriction on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments.

       VOTING RIGHTS. The 2002 Convertible Preferred Stock has no voting rights.

       LIQUIDATION RIGHTS. In the case of liquidation or dissolution of the Company, the holders of the 2002 Convertible Preferred Stock shall be entitled to be paid in full the liquidation value, $25.00 per share, of their shares after payment of full liquidation value to the holders of Convertible Preferred Stock and before any amounts shall be paid to the holders of Common Stock. Payment to the holders of 2002 Convertible Preferred Stock in the event of liquidation or dissolution shall be subordinate to payments to the holders of the Convertible Preferred Stock.

       DISTRIBUTION. The Company is distributing the 2002 Convertible Preferred Stock to Kansas residents only. The 2002 Preferred Convertible Stock is being offered on a "best efforts basis" by authorized employees of the Company, in an offering exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(a)(11) of the Act and Rule 147 promulgated by the Securities and Exchange Commission thereunder. The per share price of the 2002 Convertible Preferred Stock is $25.00. Assuming the Company sells all 100,000 shares of the 2002 Convertible Preferred Stock, the net proceeds to the Company will be approximately $2,200,000. Although there is no commission payable in connection with this offering, the Company anticipates $300,000 in offering expenses.

       On February 27, 2001, the Company was authorized to issue 399,000 shares of "Undesignated" Preferred Stock (the "Undesignated Stock"). The term "undesignated" preferred stock refers to stock for which the designations, preferences, conversion rights, and cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof, will be determined from time to time by the Board of Directors. Accordingly, the Board of Directors will be entitled to issue the 399,000 shares of preferred stock in series with such limitations and restrictions as may be determined in the sole discretion of the Board of Directors, with no further authorization by the Company's shareholders. As of November 30, 2001, the Company had no issued or outstanding Undesignated Stock.

                                     PART II

       ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

       In December 1997, the Company issued 30,000 shares of common stock at a price of $6 per share, in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The shares were issued to three individuals, each of whom was an officer and/or director of the Company, each of whom was a sophisticated investor able to understand and bear the economic risk of the investment, and each of whom had access to all information about the Company, including the same information as would be included in a registration statement prepared by the Company.

       Additionally, from the period beginning September 1997 and ending November 30, 2001, Brooke Credit Corporation, a Kansas corporation and wholly-owned subsidiary of the Company, issued bonds in the total principal amount of $4,095,000 through both public and private offerings of six bond series: Bond Series 1997A, 1997B, 1997C, 1997D, 1998E and 2000F, which raised $165,000, $155,000, $245,000, $595,000, $520,000 and $2,415,000, respectively.
Each of the foregoing issues was offered in offerings exempt from registration under Rule 147 as promulgated by the Securities and Exchange Commission, as the securities were sold within the State of Kansas, to Kansas residents, and the issuer was incorporated in and doing business in the State of Kansas. As precautions against restricted offers and sales, Brooke Credit Corporation: requires an opinion of counsel that any proposed offer, sell, transfer or other disposal of the bonds would not require registration; included conspicuous legends on the series 1997A, 1997B, 1997C, 1997D, 1998E and 2000F bond certificates and in the text of the prospectuses setting forth the limitations on resale; obtained a written acknowledgment of the restrictions from each purchaser; and obtained a written representation from each purchaser as to the purchaser's place of residence. In addition, all transfer requests are reviewed by a member of executive management. If the proposed purchaser is a non-Kansas resident a stop order is put on the transfer and the transfer is not completed.

       The Company is currently offering its 2002 Convertible Preferred Stock consisting of 100,000 shares, par value $25.00 per share. As of November 30, 2001, 63,418 shares of the 2002 Convertible Preferred Stock were issued and outstanding. The 2002 Convertible Preferred Stock was and continues to be offered under the terms set out in Part I, Item 7 above. The Company is offering the 2002 Convertible Preferred Stock to Kansas residents only. The 2002 Preferred Convertible Stock is being offered on a "best efforts basis" by authorized employees of the Company, in an offering exempt from registration under the Act, pursuant to Section 3(a)(ii) of the Act and Rule 147 promulgated by the Securities and Exchange Commission thereunder. All transfer requests are reviewed by a member of executive management. If the purchaser is a non-Kansas resident, a stop order is put on the transfer and the transfer is not completed.

                                    PART F/S
INDEX OF FINANCIAL STATEMENTS

BROOKE CORPORATION

Independent Accountants' Report relating to the
unaudited Consolidated Financial Statements for the Nine Months
Ended September 30, 2001 and 2000............................................F-1

Consolidated Balance Sheets for the Nine Months
Ended September 30, 2001 and 2000............................................F-2

Consolidated Statements of Income for the Three Months
Ended September 30, 2001 and 2000............................................F-3

Consolidated Statements of Income for the Nine Months
Ended September 30, 2001 and 2000............................................F-4

Consolidated Statements of Changes in Stockholders
Equity for the Nine Months Ended September 30, 2001 and 2000.................F-5

Consolidated Statements of Cash Flows
for the Nine Months Ended September 30, 2001 and 2000........................F-6

Notes to Consolidated Financial Statements
for the Nine Months Ended September 30, 2001 and 2000........................F-7

Independent Auditors' Report relating to
the audited Consolidated Financial Statements
for the Years Ended December 31, 2000 and 1999..............................F-25

Consolidated Balance Sheets for the Years Ended
December 31, 2000 and 1999..................................................F-26

Consolidated Statements of Income for the Years
Ended December 31, 2000 and 1999............................................F-27

Consolidated Statements of Changes in Stockholders'
Equity for the Years Ended December 31, 2000 and 1999.......................F-28

Consolidated Statements of Cash Flows for the Years
Ended December 31, 2000 and 1999............................................F-29

Notes to Consolidated Financial Statements for the
Years Ended December 31, 2000 and 1999......................................F-30

                                    PART F/S
                                     (CONT.)

INTERSTATE INSURANCE GROUP, LTD.

Independent Auditors' Report relating to the
audited Financial Statements for the
Year Ended December 31, 1999................................................F-46

Balance Sheet for the Year Ended
December 31, 1999...........................................................F-47

Statement of Income for the Year Ended
December 31, 1999...........................................................F-48

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 1999........................................F-49

Statement of Cash Flows for the Year Ended
December 31, 1999...........................................................F-50

Notes to Financial Statements for the Year Ended
December 31, 1999...........................................................F-51

Balance Sheet for the Four Months Ended
April 30, 2000..............................................................F-54

Statement of Income for the Four Months Ended
April 30, 2000..............................................................F-55

Statement of Cash Flows for the Four Months Ended
April 30, 2000..............................................................F-56

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Brooke Corporation:

We have reviewed the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

as of September 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the nine month periods then ended. These financial statements are the responsibility of the Company's management.

       We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

       As discussed in Note 12 to the financial statements, certain errors resulting in overstatement of previously reported income were discovered by management of the Company during the current year. Accordingly, the 2000 financial statements have been restated to correct the errors.

Summers, Spencer & Cavanaugh, CPAs, Chartered
November 2, 2001
(except for Note 12, as to which the date is February 21, 2002)

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                           SEPTEMBER 30, 2001 AND 2000
                                     ASSETS

                                                                         2001            2000
                                                                         ----            ----
CURRENT ASSETS
   Cash                                                              $  4,212,022    $  1,146,217
   Accounts and notes receivable, net                                   5,348,955       2,418,839
   Note receivable, parent company                                        150,462         179,816
   Other receivables                                                    1,081,837         464,013
   Securities                                                               1,198           1,198
   Interest-only strip receivable                                         171,177
   Prepaid expenses                                                       362,551         190,562
                                                                     ------------    ------------
       TOTAL CURRENT ASSETS                                            11,328,202       4,400,645
                                                                     ------------    ------------

INVESTMENT IN AGENCIES                                                    999,584         316,520
                                                                     ------------    ------------

PROPERTY AND EQUIPMENT
   Cost                                                                 2,384,434       2,264,952
   Less: Accumulated depreciation                                      (1,775,446)     (1,489,837)
                                                                     ------------    ------------
       NET PROPERTY AND EQUIPMENT                                         608,988         775,115
                                                                     ------------    ------------

OTHER ASSETS
   Excess of cost over fair value of net assets                           892,848         576,328
   Less: Accumulated amortization                                        (235,609)       (163,198)
   Prepaid commission guarantee                                            38,167          78,035
   Covenants not to compete                                                     -          19,600
   Goodwill                                                                 2,229           6,009
   Prepaid finders fee                                                     14,467          14,974
   Contract database                                                       40,400               -
   Servicing asset                                                        176,317
   Deferred tax asset                                                     670,826       1,060,998
                                                                     ------------    ------------
       NET OTHER ASSETS                                                 1,599,645       1,592,746
                                                                     ------------    ------------

TOTAL ASSETS                                                         $ 14,536,419    $  7,085,026
                                                                     ============    ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                  $  1,023,268    $    199,654
   Premiums payable to insurance companies                              2,499,368       1,396,085
   Unearned buyer assistance plan fees                                    648,972               -
   Accrued commission refunds                                             279,132         204,356
   Short term debt                                                        468,625               -
   Current maturities of long-term debt                                 2,417,385       2,386,184
                                                                     ------------    ------------
       TOTAL CURRENT LIABILITIES                                        7,336,750       4,186,279

SERVICING LIABILITY                                                        43,986               -
LONG-TERM DEBT                                                          6,786,237       3,893,482
                                                                     ------------    ------------

TOTAL LIABILITIES                                                      14,166,973       8,079,761
                                                                     ------------    ------------

STOCKHOLDERS' EQUITY
   Common stock, $1 par value, 9,500,000 shares
       authorized, 704,018 shares outstanding                             704,018         704,018
   Preferred stock, $75 par value, 1,000 shares
       authorized, 781 shares outstanding                                  58,600          58,600
   Preferred stock, $25 par value, 499,000 shares
       authorized, 43,137 shares outstanding                            1,078,425               -
   Less: Treasury stock, 11,050 shares at cost                            (39,500)        (39,500)
   Notes receivable for common stock                                      (11,788)              -
   Additional paid-in capital                                             821,207       1,093,702
   Retained earnings                                                   (2,249,100)     (2,811,555)
   Accumulated other comprehensive income                                   7,584               -
                                                                     ------------    ------------
       TOTAL STOCKHOLDERS' EQUITY                                         369,446        (994,735)
                                                                     ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $ 14,536,419    $  7,085,026
                                                                     ============    ============

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SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS'
REVIEW REPORT.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
                 THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                                            9/30/01        9/30/00
                                                            -------        -------
OPERATING INCOME
  Insurance commissions                                   $ 5,409,844    $ 3,790,440
  Interest income                                             995,931        597,290
  Less: Participating interest expense                       (791,199)      (515,091)
  Finder's fee                                                 28,000              -
  Buyer assistance plan fees                                  705,967              -
  Other income                                                  2,500              -
                                                          -----------    -----------

     TOTAL OPERATING INCOME                                 6,351,043      3,872,639
                                                          -----------    -----------

OPERATING EXPENSES
  Commissions expense                                       4,360,995      2,467,020
  Payroll expense                                           1,045,636        565,489
  Depreciation and amortization                               123,064        100,667
  Other operating expenses                                    483,581        456,853
                                                          -----------    -----------

     TOTAL OPERATING EXPENSES                               6,013,276      3,590,029
                                                          -----------    -----------

GAIN FROM EXTINGUISHMENT OF DEBT                               93,877              -
GAIN ON SALE OF NOTES RECEIVABLE                               43,971              -
                                                          -----------    -----------

INCOME (LOSS) FROM OPERATIONS                                 475,615        282,610
                                                          -----------    -----------

OTHER EXPENSES
  Interest expense                                            134,761         77,899
                                                          -----------    -----------

     TOTAL OTHER EXPENSES                                     134,761         77,899
                                                          -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                             340,854        204,711

     Income tax expense (benefit)                             115,890         69,602
                                                          -----------    -----------

NET INCOME (LOSS)                                         $   224,964    $   135,109
                                                          ===========    ===========

  NET INCOME (LOSS) PER SHARE:
     Basic                                                       0.30           0.19
     Diluted                                                     0.26           0.20

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SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS'
REVIEW REPORT.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                                             2001            2000
                                                             ----            ----
  OPERATING INCOME
    Insurance commissions                               $ 15,662,675    $  9,566,170
    Interest income                                        2,678,471       1,209,639
    Less: Participating interest expense                  (2,353,800)     (1,090,688)
    Finder's fee                                             203,000               -
    Gain (loss) on sale of agencies                          449,580         (58,500)
    Buyer assistance plan fees                             1,023,170               -
    Other income                                               2,500               -
                                                        ------------    ------------
       TOTAL OPERATING INCOME                             17,665,596       9,626,621
                                                        ------------    ------------

  OPERATING EXPENSES
    Commissions expense                                   11,738,522       6,481,163
    Payroll expense                                        2,878,608       1,626,622
    Depreciation and amortization                            353,712         299,892
    Other operating expenses                               1,316,801       1,098,839
                                                        ------------    ------------
       TOTAL OPERATING EXPENSES                           16,287,643       9,506,516
                                                        ------------    ------------

  GAIN ON SALE OF NOTES RECEIVABLE                           330,116               -
  IMPAIRMENT LOSS                                                  -       1,200,000
  GAIN FROM EXTINGUISHMENT OF DEBT                            93,877               -

  INCOME FROM OPERATIONS                                   1,801,946      (1,079,895)
                                                        ------------    ------------

  OTHER EXPENSES
    Interest expense                                         363,004         267,058
                                                        ------------    ------------

       TOTAL OTHER EXPENSES                                  363,004         267,058
                                                        ------------    ------------

  INCOME (LOSS) BEFORE INCOME TAXES                        1,438,942      (1,346,953)

       Income tax expense (benefit)                          489,240        (457,964)
                                                        ------------    ------------

  NET INCOME (LOSS)                                     $    949,702    $   (888,989)
                                                        ============    ============

    NET INCOME (LOSS) PER SHARE:
       Basic                                                    1.33           (1.29)
       Diluted                                                  1.27           (1.26)

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                                                                      ACCUMULATED
                                                                         NOTES RECEIVABLE                                OTHER
                                     COMMON     PREFERRED     TREASURY   FOR COMMON STOCK  ADD'L PAID-    RETAINED   COMPREHENSIVE
                                      STOCK       STOCK         STOCK                      IN CAPITAL     EARNINGS      INCOME
                           -------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999        $  704,018   $   58,600   $  (39,500)  $           --  $ 1,063,702   $(1,793,838)  $        --

Dividends paid                                                                                             (128,728)

Fair market value of contributed services                                                      30,000

Net loss                                                                                                   (888,989)
                                   ----------   ----------   ----------  ---------------  -----------   -----------   -----------

BALANCES, SEPTEMBER 30, 2000       $  704,018   $   58,600   $  (39,500)  $           --  $ 1,093,702   $(2,811,555)  $
                                   ==========   ==========   ==========  ===============  ===========   ===========   ===========

BALANCES, DECEMBER 31, 2000        $  704,018   $   58,600   $  (39,500)  $           --  $ 1,103,702   $(2,281,173)  $        --
(As previously reported)
Impairment loss on intangible                                                                            (1,160,000)

Prior period adjustments
  to deferred tax asset                                                                                     394,400
                                   ----------   ----------   ----------  ---------------  -----------   -----------   -----------

BALANCES, DECEMBER 31, 2000           704,018       58,600      (39,500)              --    1,103,702    (3,046,773)           --
(As restated)
Dividends paid                                                                                             (152,029)

Preferred stock issued                           1,078,425

Fair market value of contributed services                                                      30,000

Loans for common stock issuances                                                 (11,788)

Deferred charges                                                                             (312,495)

Comprehensive income:
  Interest-only strip receivable
  fair market value                                                                                                         7,584

Net income                                                                                                  949,702
                                   ----------   ----------   ----------  ---------------  -----------   -----------   -----------

BALANCES, SEPTEMBER 30, 2001       $  704,018   $1,137,025   $  (39,500) $       (11,788) $   821,207   $(2,249,100)  $     7,584
                                   ==========   ==========   ==========  ===============  ===========   ===========   ===========

                                                TOTAL
                                                -----
BALANCES, DECEMBER 31, 1999                 $    (7,018)

Dividends paid                                 (128,728)

Fair market value of contributed services        30,000

Net loss                                       (888,989)
                                            -----------

BALANCES, SEPTEMBER 30, 2000                $  (994,735)
                                            ===========

BALANCES, DECEMBER 31, 2000                 $  (454,353)
(As previously reported)
Impairment loss on intangible                (1,160,000)

Prior period adjustments
  to deferred tax asset                         394,400

                                            -----------

BALANCES, DECEMBER 31, 2000                  (1,219,953)
(As restated)
Dividends paid                                 (152,029)

Preferred stock issued                        1,078,425

Fair market value of contributed services        30,000

Loans for common stock issuances                (11,788)

Deferred charges                               (312,495)

Comprehensive income:
  Interest-only strip receivable
  fair market value                               7,584

Net income                                      949,702
                                            -----------

BALANCES, SEPTEMBER 30, 2001                $   369,446
                                            ===========

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SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS'
REVIEW REPORT.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                2001          2000
                                                                ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                      $   949,702    $  (888,989)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO
    NET CASH FLOWS FROM OPERATING ACTIVITIES:
    Depreciation                                               210,000        210,000
    Amortization                                               143,712         83,642
    Fair market value of contributed services                   30,000         30,000
    (Gain) loss on sale of inventory                          (449,580)        58,500
    Deferred income tax expense (benefit)                      489,240       (457,964)
    Impairment loss                                                 --      1,200,000
    Gain from extinguishment of debt                           (93,877)            --
    Gain on sale of notes receivable                          (330,116)            --

    (INCREASE) DECREASE IN ASSETS:
        Accounts and other receivables                      (2,592,036)    (1,310,836)
        Prepaid expenses and other assets                     (214,909)      (100,066)

    INCREASE (DECREASE) IN LIABILITIES:
        Accounts and expenses payable                          580,588       (442,262)
        Other liabilities                                    1,227,011        845,408
                                                           -----------    -----------

    NET CASH USED IN OPERATING ACTIVITIES                      (50,265)      (772,567)
                                                           -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net (increase) decrease in loans                          (750,516)        89,273
    Cash payments for property and equipment                  (117,339)      (402,004)
    Purchase of insurance agency inventory                  (6,534,390)      (412,885)
    Sale of insurance agency inventory                       6,092,825        153,000
                                                           -----------    -----------

    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES     (1,309,420)      (572,616)
                                                           -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Deferred charges                                          (312,495)            --
    Dividends paid                                            (152,029)      (128,727)
    Cash proceeds from bond issuance                         2,065,000             --
    Cash proceeds from preferred stock issuance              1,078,425             --
    Line of credit advance                                     960,000        660,000
    Advances on short-term borrowing                           996,149        746,539
    Payments on short-term borrowing                          (826,539)      (176,840)
    Advances on long-term debt                               2,757,350      2,141,462
    Payments on long-term debt                              (2,677,667)    (2,653,579)
                                                           -----------    -----------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                3,888,194        588,855
                                                           -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         2,528,509       (756,328)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               1,683,513      1,902,545
                                                           -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $ 4,212,022    $ 1,146,217
                                                           ===========    ===========

SUPPLEMENTAL DISCLOSURES:
    Cash paid for interest                                 $ 2,446,034    $ 1,286,313
                                                           ===========    ===========
    Cash paid for income tax                               $        --    $        --
                                                           ===========    ===========
    Non cash financing activity - additional paid in
        capital for contributed services                   $    30,000    $    30,000
                                                           ===========    ===========

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  ORGANIZATION
Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.84% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

     BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

     BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

     THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

     INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b)  USE OF ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

(c)  CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(d)  ALLOWANCE FOR BAD DEBTS
The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible amounts.

(e)  REVENUE RECOGNITION
Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions are generally recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $279,132 and $204,356 as of September 30, 2001 and 2000, respectively.

The Company provides consulting, marketing and cash flow assistance to agency owners during the first year of agency ownership through a Buyers Assistance Plan ("BAP") program. The Company has allocated the fees paid by agents for BAP assistance to each of the services provided by the Company and the fee associated with a particular service is recognized as revenue when the service is performed. Many of the BAP services (inspection reports, operations analysis, marketing plan development) are provided by the Company before, or within thirty days after, agency acquisition so approximately 58% of BAP fees are immediately recognized as revenue. An additional 20% of BAP fees are recognized during the first year of agency ownership leaving approximately 22% of BAP fees unearned, and the revenue recognized, after the BAP period expires. The allocation of fees may change if the nature, or timing, of BAP-related services changes. Unearned BAP fees were $648,972 at September 30, 2001.

(f)  PROPERTY AND EQUIPMENT
Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

(g)  EXCESS COST OF PURCHASED SUBSIDIARY
Included in other assets are unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization expense was $169,520 and $145,946 for the nine months ended September 30, 2001 and 2000, respectively. The "excess cost of purchased subsidiary" resulted from the purchase of a subsidiary corporation. In 2001, management elected to reclassify Investment in Agencies of $316,520 to this account because management's intention is no longer to sell the agencies. These agencies, primarily consisting of an agency doing business as Brooke Life/Health, were not amortized when available for sale during 2000 because commissions increased significantly during this period of time resulting in an increased market value. Therefore, in management's opinion, if the assets had been sold during 2000, the sales price would have been significantly more than the asset account balance of $316,520.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(h)  INCOME TAXES
Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

(i) INVESTMENT IN AGENCIES
The assets included in the "Investment in Agencies" category is the purchase price paid for agency assets. These assets are available for sale and are carried at lower cost or market. In 2001, management elected to reclassify Investment in Agencies of $316,520 to other assets because management's intention is no longer to sell the agencies. These agencies, primarily consisting of an agency doing business as Brooke Life/Health, were not amortized when available for sale during 2000 because commissions increased significantly during this period of time resulting in an increased market value. This assumption of increased value is supported by valuation methods generally accepted by the insurance agency industry whereby agency assets are valued as a multiple of annual commissions. Therefore, in management's opinion, if the assets had been sold during 2000, the sales price would have been significantly more than the asset account balance of $316,520.

The balance at September 30, 2001 consists of two agencies. An agency in Kearney, Missouri was purchased at a cost of $272,874 and an agency in Columbus, Missouri at a cost of $726,710. The agency in Columbus, Missouri was sold on November 1, 2001.

(j)  GAIN OR LOSS ON SALE OF ASSETS
"Investment in Agencies" gains or losses are based on the allocation of purchase price at the date of purchase for specific assets. At the time of purchase, a value is determined for each type of assets purchased (i.e. life insurance commissions purchased or personal lines commission purchased or small commercial lines commissions purchased or program commissions purchased).

(k)  CONTRACTS DATABASE
Contracts database consists of standardized loan documents which have been developed by Brooke Corporation. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period.

(l)  DEFERRED CHARGES
Deferred charges relate to costs associated with the public offering of preferred stock and bonds. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of stocks totaled $312,495 and have been offset against stock proceeds. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of bonds totaled $221,983, and are classified as prepaid expenses that are amortized over a period ending at bond maturity. Net of amortization, the balance of all such prepaid expenses as of September 30, 2001 was $192,651.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(m)  EQUITY RIGHTS AND PRIVILEGES
Convertible preferred stockholders shall be entitled to a 9% cumulative dividend in cash of the liquidation value of such stock per share per annum, as determined by the Board of Directors. Convertible preferred stock may convert to common stock at a rate of 13 shares of common stock for one share of preferred stock. Convertible preferred stock has no voting rights. Holders of convertible preferred stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. In addition to the convertible preferred stock, the Company is authorized to issue 499,000 shares of preferred stock. The authorized shares consist of 100,000 shares of 2002 convertible preferred stock and 399,000 shares of "undesignated" preferred stock. The holders of the 2002 convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum if determined by the Board of Directors. On or prior to April 1, 2002, the holders of 2002 Convertible Preferred Stock have the right, at their option, to convert their shares to common stock; one share of 2002 convertible preferred stock will be exchanged for one share of common stock. In the case of liquidation or dissolution of the Company, the holders of the 2002 convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share, after payment of full liquidation value to the holders of convertible preferred stock and before the holders of common stock. The common stockholders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n)  PER SHARE DATA
Basic net income per share is calculated by dividing net income, less preferred stock dividends declared , by the average number of shares of the Company's common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock, and then dividing net income by the adjusted average number of shares of the Company's common stock outstanding. Preferred stock dividends declared during the periods ending September 30, 2001 and 2000 were $27,259 and $3,957, respectively.

(o)  BUYER ASSISTANCE PLAN
The Company introduced a specialty program (buyer assistance plan) to provide agency buyers assistance with their new agency ownership. The Company assists new agency owners by providing an inspection report on their new agency, marketing assistance, and commission cash flow assistance. Most of the service provided by the Company is performed in the early stages of agency ownership, however, there is a portion of "ongoing" service for the first year. Unearned buyer assistance plan fees are $648,972 at September 30, 2001.

(p)  PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(Q)  EXTINGUISHMENT OF DEBT
The income category "Gain from Extinguishment of Debt" represents the amount that the Company's debt to Gerald Lanio and William Tyer is reduced as the result of purchase price reductions provided for in the Company's agreement to acquire 900 shares of Interstate Insurance Group, LTD from Lanio and Tyer in 2000. Purchase price reductions are based on the amount that annual net commissions from Interstate's insurance sales are less than $800,000 and price reductions may occur annually until the agreement terminates in 2005. The purchase agreement provision for price adjustments demonstrates the Company's initial concern regarding the level of future commission revenues and substantiates the Company's decision to write off, as impaired, the associated intangible asset. The company's investment was written off in 2000, so subsequent purchase price adjustments are recorded as income. At September 30, 2001, the Company's debt to Lanio and Tyer was $643,246, however the total amount of future purchase price reductions may exceed the amount of the remaining debt.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

2.   NOTES RECEIVABLE

       At September 30, 2001 and 2000, notes receivable consist of the following:

                                                       2001            2000
                                                       ----            ----
Agency loans                                       $ 34,453,839    $ 17,979,071
Less: Agency loan participation                     (33,373,101)    (17,687,730)
Equipment loans                                             427           7,564
Less: Equipment loan participation                         (427)         (3,464)
Consumer loans                                          152,080         162,307
Less: Consumer loan participation                      (147,980)       (162,307)
                                                   ------------    ------------

      Total notes receivable, net                     1,084,838         295,441

Customer receivables                                  4,264,117       2,123,398
                                                   ------------    ------------

Total accounts and notes receivable, net           $  5,348,955    $  2,418,839
                                                   ============    ============

Loan participation represents the transfer of notes receivable, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. In accordance with SFAS 140--or SFAS 125 if prior to March 31, 2001--ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, these transfers are accounted for as sales. The transferred assets (i.e. notes receivables) are isolated from the Company. The participating companies obtain the right--free of conditions that constrain it from taking advantage of that right--to pledge or exchange the notes receivables. In addition, the Company does not maintain control over the transferred assets and the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity.

When the Company sells participations in notes receivables to investors, it retains servicing rights and interest income, which are retained interests in the loan participations. Gain or loss on sale of the notes receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

In all loan participation sales, the Company retains servicing responsibilities for which it typically receives annual servicing fees ranging from .25% to 1.375% of the outstanding balance. In those instances whereby annual service fees received by the Company are less than the cost of servicing, which is estimated at .25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income. The Company's right to interest income is not subordinate to the investor's interests and the Company shares interest income with investors on a prorata basis. Although not subordinate to investor's interests, the Company's retained interest is subject to credit and prepayment risks on the transferred financial assets.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

2.      NOTES RECEIVABLE (CONT.)

Year to date, the Company sold $14,864,351 (79) loan participations for which servicing rights and interest receivable was retained. Corresponding pre-tax gains of $330,116 have been recorded so far in 2001. No such gains were recorded in prior years. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income. Additionally, impairment of the servicing asset is subsequently evaluated and measured. Subsequent to the initial recording at fair value, interest only receivables are measured as debt securities classified as available for sale.

Of the agency loans at September 30, 2001 and 2000, $8,805,900 and $513,556, respectively, are sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. Brooke Credit Corporation is not obligated, under any circumstances, to repurchase any loans sold to participating lenders prior to maturity or final resolution. All such recourse loans: a) have no balances more than 60 days past due; b) have adequate collateral; c) and are not in default. .

The expense provision associated with the Company's recourse obligation is based on the estimated fair value of the obligation. Year to date, the Company sold $3,150,933 of loan participations for which the Company provided recourse. Corresponding pre-tax expenses of $114,388 have been recorded so far in 2001. No such expenses were recorded in prior years.

To obtain fair values of retained interests and recourse obligations, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions--credit losses, prepayments speeds and discount rates commensurate with the risks involved.

Key economic assumptions used in measuring the retained interests and recourse obligation at the date of the loan participation sale completed during the year were as follows (rates per annum):

                                            2001
                                 Agency Loans (Adjustable)*      Agency Loans (Fixed-Rate)
      Prepayment speed                           10                             10
      Weighted average life                   98.80                            N/A
      Expected credit losses                    .50                            .50
      Discount Rate                             8.5                          11.00

      *Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%. Contract terms vary, but for most loans, the rate is adjusted annually on December 31st.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

2.   NOTES RECEIVABLE (CONT.)

At September 30, 2001, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

                                                                         Agency Loans            Agency Loans
                                                                         (Adjustable)              (Fixed)
      PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                                   10%                N/A
        Impact on fair value of 10% adverse change                       $(10,215.11)                N/A
        Impact on fair value of 20% adverse change                       $(19,784.76)
                                                                                                     N/A
                                                                                   5%                N/A
      EXPECTED CREDIT LOSSES (ANNUAL RATE)
        Impact on fair value of 10% adverse change                       $(11,289.31)                N/A
        Impact on fair value of 20% adverse change                       $(22,578.60)
                                                                                                     N/A
      DISCOUNT RATE (ANNUAL)                                                     8.5%                N/A
        Impact on fair value of 10% adverse change                       $ (8,748.12)                N/A
        Impact on fair value of 20% adverse change                       $(17,174.01)                N/A

     These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the servicing asset and recourse liability is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The following is an illustration of disclosure of expected static pool credit losses for loan participations sold with recourse to the Company.

                                                 AGENCY      RECOURSE    LOANS
                                                 SOLD IN
                                                    1999        2000      2001
December 31, 2001                                    0            0         0
December 31, 2000                                    0            0
December 31, 1999                                    0

The following table presents quantitative information about delinquencies, net credit losses and components of loan participations sold with recourse.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

2.   NOTES RECEIVABLE (CONT.)

                                      TOTAL PRINCIPAL AMOUNT       PRINCIPAL AMOUNTS 60 OR        NET CREDIT
                                             OF LOANS                MORE DAYS PAST DUE*           LOSSES***
                                          2000            1999        2000         1999        2000        1999
      Participations Sold          $    925,508    $    565,766
          with Recourse
      Portfolio Loans              $    177,827    $    965,375        $0           $0          $0          $0

      Total Loans                  $  1,103,335    $  1,531,141        $0           $0          $0          $0
          Managed**

     *Loans 60 days or more past due are based on end of period total loans.
     ** Owned and participated loans in which the Company has a risk of loss. *** Net credit losses are charge-offs and are based on total loans outstanding.
     ****Represents the principal amount of the loan. Interest receivables and servicing rights held for participation loans are excluded from this table because they are recognized separately.

As an employment incentive, Brooke Credit Corporation has loaned money to certain employees for the purpose of acquiring the Company's common stock. Of the consumer loans at September 30, 2001 and 2000, $191,138.54 and $160,053.47,
respectively, have been made to employees for this purpose. With the exception of loan balances totaling $6,087.50, all such loans have been sold to unaffiliated third parties without recourse. As such, $6,087.50 has been deducted from the Company's equity on September 30, 2001, but no reserve for losses was established because this loan was subsequently sold to an unaffiliated third party without recourse.

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

3.   PROPERTY AND EQUIPMENT

       A summary of property and equipment and depreciation is as follows:

                                                           2001                      2000
                                                           ----                      ----
Furniture and fixtures                                $       309,038           $       296,958
Office and computer equipment                               1,489,641                 1,435,309
Automobiles                                                   585,755                   532,685
                                                      ---------------           ---------------
                                                            2,384,434                 2,264,952

Less:  Accumulated depreciation                            (1,775,446)               (1,489,837)
                                                      ---------------           ---------------

Property and equipment, net                           $       608,988           $       775,115
                                                      ===============           ===============

Depreciation expense                                  $       210,000           $       210,000
                                                      ===============           ===============

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SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

               4. BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS

                                                                                            2001         2000
                                                                                         ----------- ------------
First National Bank & Trust, Phillipsburg, KS, line of credit,$960,000 available, $360,000 not utilized. Due July 2002. Interest rate is 10.50%.
Collateralized by account receivable.                                                    $  960,000  $    660,000

Farmers State Bank, Phillipsburg, KS, due December 2006. Interest rate is
10.75%, payable $ 15,500 monthly. Collateralized by stock, inventory, fixed
assets and personal guaranty of certain officers of Brooke Corporation.                           -       881,318

State Bank of Colwich, Colwich, KS, due July 2004. Interest rate is 11.75%,
payable $1,435 monthly. Collateralized by insurance agency assets.                           41,146        43,809

Chrysler Financial, Overland Park, KS, due February 2000 to September 2002.
Interest rates are 7.80% to 8.50%, payable monthly. Collateralized by
automobiles.                                                                                122,786       153,851

Colonial Pacific, Portland, OR, due December 2001. Interest rate is 14.811%
payable $ 2,083 monthly. Collateralized by personal guaranty of certain
officers of Brooke Corporation.                                                               5,881        28,190

Brooke Investments, Inc., Phillipsburg, KS, due February 2007. Interest rate is
10.00%, payable $1,718 monthly. Note is sold to participating bank.
Collateralized by certain agency assets acquired by Brooke Investments, Inc.                 85,791        97,200

David Patterson, Sr., Phoenix, AZ, due March 2008. Interest rate is 0%, payable
$1,112 monthly. Unsecured deferred compensation agreement provided
by The American Agency, Inc.                                                                  3,336        16,680

Robert B. Patterson, Overland Park, KS, due February 2001. Interest rate is
7.75%, principal balance plus accrued interest payable annually. Collateralized by 500 shares of American Agency, Inc. common stock and the
guaranty of certain officers of Brooke Corporation.                                               -       222,222

Hartley Agency, Inc., Baxter Springs, KS, due September 2001. Interest rate is
0%, entire balance is due at maturity. Collateralized by certain agency
assets acquired by Brooke Corporation.                                                            -       201,564

Gerald Lanio and William Tyer, Independence, MO, due September 2005. Interest
rate is 5%, payable $207,877 annually. Collateralized by 900 shares of
Interstate Insurance Group, LTD common stock.                                               643,246       900,000

Premier Insurance Agency, Poplar Bluff, MO, due July 2005. Interest rate is
5.00%, payable $147,763 annually. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                             523,961       639,737

Stewart Insurance, Monroe, LA, due August 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                   -       252,245

APB Insurers, Crane, MO, due July 2001. Interest rate is 0%, entire balance is due
at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.              -        77,445

Roppolo Insurance, Shreveport, LA, due July 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                   -       115,285

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                                      F-17

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

         4. BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Mesa Insurance Agency, Pubele, CO, due February 2001. Interest rate is 0%, entire balance is due at maturity. Collaterized by certain agency assets
acquired by Brooke Corporation.                                                        $          -  $    100,000
Wayne White, Hutchinson, KS, due April 2002. Interest is 8%, payable $105,060
annually. Collateralized by certain agency assets acquired by Brooke Corporation.                 -       210,120
Dawn Insurance Agency, Inc. Strasburg, CO, due May 2003. Interest rate is 0%, payable $43,322 annually. Collateralized by certain agency assets acquired by
Brooke Corporation.                                                                          86,644             -
Lalumondier Insurance, Inc., Kearney, MO, due September 1, 2004. Interest rate is
5%, first installment of $40,931 due October 2001, and annual installments of
$68,219 thereafter. Collateralized by certain agency assets acquired by Brooke
Corporation.                                                                                245,587             -
Ely Insurance Services, Inc., Tampa, FL, due September 2002. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                              82,549             -
Anderson Insurance Agency, Inc, Ballwin, MO, due May 2002. Interest rate is 7.5%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                             163,300             -
Phares and Lites Agency, Inc., Many, LA, due September 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                             207,825             -
Bond-Pyatt Insurance Agency, Inc., St. Louis, MO, due August 2006. Interest rate at prime rate, first installment of $89,465 due January 2002, and annual installments of $89,465 thereafter. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                             536,791             -
Della Bell Agency, Fowler, CO, March 2002. Interest rate is 0%, entire balance due at maturity. Collateralized by certain agency assets acquired by Brooke
Corporation.                                                                                 97,500             -
Mid Florida Insurance, Inc., Ocala, FL, due September 2003. Interest rate is 0%, annual payments of $356,149. Collateralized by certain agency assets acquired by
Brooke Corporation.                                                                         712,298             -
All Drivers Insurance Inc., Colorado Springs, CO, due September 2003. Interest
rate is 5%, annual payments of $112,500. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                             225,000             -
Gateway Realty of Columbus, Inc., Columbus, NE, due September 2010. Interest rate is 7%, annual principal payments of 67,345. Collateralized by certain agency
assets acquired by Brooke Corporation.                                                      606,106             -
Bruner Insurance Agency, Marianna, FL, due September 2004. Interest rate is 5%, payable $101,900 annually. Collateralized by certain agency assets acquired by
Brooke Corporation.                                                                         277,500             -
                                                                                         ----------  ------------

Total bank loans and notes payable                                                        5,627,247     4,599,666
Bonds payable (See Note 5)                                                                4,045,000     1,680,000
                                                                                         ----------  ------------

Total bank loans, notes payable and other long-term obligations                           9,672,247     6,279,666
Less: Current maturities and short-term debt                                             (2,886,010)   (2,386,184)
                                                                                         ----------  ------------

Total long-term debt                                                                   $  6,786,237  $  3,893,482
                                                                                       ============  ============

--------------------------------------------------------------------------------
      SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

4.   BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Interest incurred on bank loans, notes payable and other long-term obligations for the nine months ended September 30, 2001 and 2000 is $363,004 and $267,058, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets.

       Bank loans, notes payable and other long-term obligations mature as follows:

           TWELVE MONTHS      BANK LOANS &          BONDS
        ENDINGSEPTEMBER 30    NOTES PAYABLE        PAYABLE         TOTAL
             2002               $ 1,911,010      $   975,000     $ 2,886,010
             2003                 2,156,874          365,000       2,521,874
             2004                   687,649        2,705,000       3,392,649
             2005                   418,631                -         418,631
             2006                   175,581                -         175,581
          Thereafter                277,502                -         277,502
                                -----------      -----------    ------------

                                $ 5,627,247      $ 4,045,000     $ 9,672,247
                                ===========      ===========    ============

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

5.   LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D, 1998E, and 2000F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.

At September 30, 2001 and 2000, the bonds payable consist of:

                                                                        2001              2000
                                                                      PRINCIPAL         PRINCIPAL
      BOND SERIES          RATE                 MATURITY                VALUE             VALUE
      -----------          ----                 --------                -----             -----
         1997A           10.000%            January 1, 2001          $          -        $  165,000
         1997B           10.250%            January 1, 2002               155,000           155,000
         1997C           10.500%            January 1, 2003               365,000           245,000
         1997D           10.125%              July 1, 2001                      -           595,000
         1998E           10.125%            January 1, 2002               820,000           520,000
         2000F            9.125%              July 1, 2004              2,705,000                 -
                                                                     ------------        ----------

         Total                                                       $  4,045,000        $1,680,000
                                                                     ============        ==========

Interest payable is $88,725 and $43,103 at September 30, 2001 and 2000, respectively.

6.   LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:

                                              2001              2000
                                              ----              ----
Office and computer equipment                 $  415,483       $   415,483
Less:  Accumulated amortization                 (402,134)         (386,605)
                                             -----------      ------------
                                              $   13,349       $    28,878
                                             ===========      ============

Capital lease amortization is included in depreciation expense.

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

7.   INCOME TAXES

The elements of income tax expense (benefit) are as follows:

                                                    2001                2000
                                                    ----                ----
                 Current                         $         0         $        0
                 Deferred                            489,240           (457,964)
                                                 -----------         ----------

                                                 $   489,240         $ (457,964)
                                                 ===========         ==========

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                                                      2001          2000
                                                                                      ----          ----
       U.S. federal statutory tax rate                                                34%            34%
       State statutory tax rate                                                        4%             4%
       Effect of the utilization of net operating loss carryforwards                  (3%)           (3%)
       Miscellaneous                                                                  (1%)           (1%)
                                                                                    -------        ------

       Effective tax rate                                                             34%            34%
                                                                                    =======        ======

Reconciliation of deferred tax asset:

                                                                    2001             2000
                                                                    ----             ----
           Beginning balance, January 1                          $ 1,160,066    $    603,034
           Deferred income tax (expense) benefit                    (489,240)        457,964
                                                                 ------------   ------------

           Balances balance, September 30                        $   670,826    $  1,060,998
                                                                 ============   ============

Expiration dates of net operating loss carryforwards:

           2010              $ 380,969        2019            $ 118,346
           2018                285,174        2020              478,330

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

8.   EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended September 30, 2001 and 2000.

9.   CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On September 30, 2001 and 2000, the Company had account balances of $4,058,853 and $769,807, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

10.  SEGMENT AND RELATED INFORMATION

The Company's two reportable segments as of and for the nine months ended September 30, 2001 and 2000 consisted of its insurance agency business and its financial services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise sub-agents, non-exclusive brokers and insurance producers. The financial services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The finance company originates loans to Brooke Corporation's franchise agents, franchise sub-agents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses". Management evaluates the performance of its segments and allocates resources to them based on net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the periods ended September 30, 2001 and 2000:

                                                INSURANCE         FINANCIAL      ELIMINATION OF
                                                  AGENCY           SERVICES       INTERSEGMENT       CONSOLIDATED
                                                 BUSINESS          BUSINESS         ACTIVITY            TOTALS
                                                 --------          --------         --------            ------
  2001
  Insurance commissions                         $ 15,662,675    $          -    $           -     $  15,662,675
  Interest income                                          -       2,973,103         (294,632)        2,678,471
  Gain on sale of notes receivables                                  330,116                            330,116
  Gain from extinguishment of debt                         -          93,877                -            93,877
  Interest expense                                   363,004       2,353,800                -         2,716,804
  Commissions expense                             11,738,522               -                -        11,738,522
  Depreciation and amortization                      319,520          34,192                -           353,712
  Segment assets                                  12,540,027       5,936,392       (3,940,000)       14,536,419
  Expenditures for segment assets                    126,215               -                -           126,215

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

10.  SEGMENT AND RELATED INFORMATION (CONT.)

                                              INSURANCE             FINANCIAL     ELIMINATION OF
                                                AGENCY               SERVICES      INTERSEGMENT     CONSOLIDATED
                                               BUSINESS              BUSINESS        ACTIVITY          TOTALS
                                               --------              --------        --------          ------
  2000
  Insurance commissions                          $ 9,566,170    $           -    $          -      $  9,566,170
  Interest income                                          -        1,343,143        (133,504)        1,209,639
  Interest expense                                   267,058        1,090,688               -         1,357,746
  Commissions expense                              6,481,163                -               -         6,481,163
  Impairment loss                                  1,200,000                -               -         1,200,000
  Depreciation and amortization                      299,892                -               -           299,892
  Segment assets                                   5,497,686        1,763,555        (176,215)        7,085,026
  Expenditures for segment assets                    772,322                -               -           772,322

                   PROFIT (LOSS)                                  2001          2000
                                                                  ----          ----
                   Total segment profit                       $ 3,956,101    $  1,437,008
                   Unallocated amounts:
                     Finders fee                                  203,000               -
                     Buyer assistance plan fees                 1,023,170               -
                     Gain (loss) on sale of agencies              449,580         (58,500)
                     Other corporate expenses                  (4,192,909)     (2,725,461)
                                                              -----------    ------------

                     Income (loss) before income taxes        $ 1,438,942    $ (1,346,953)
                                                              ===========    ============

11.  EMPLOYEE STOCK COMPENSATION PLAN

The Company has developed a stock compensation plan, which has been approved by the shareholders. A compensation committee has been formed and the Company will draft the options, register them and determine eligible employees.

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

12.  PRIOR PERIOD ADJUSTMENTS AND CORRECTION OF ERRORS

The Company has recorded prior period adjustments for the correction of errors.

Specifically, the Company has written off a portion of the intangible asset "Excess of cost over fair value of net assets." It has been determined that the intangible asset is not recoverable since the cumulative operating cash flow projections are negative.

The Company has recognized Interest-only strip receivables and service assets resulting from the gain on sale of notes receivable.

The Company has adjusted the deferred tax asset, income tax expense and income tax benefit for the tax effect of the prior period adjustment.

The affect of the prior period adjustments is recapped below:

                           12/31/2000         9/30/2001         09/30/2000      12/31/2000      9/30/2001       09/30/2000
                            RETAINED          RETAINED          RETAINED           NET             NET             NET
                            EARNINGS          EARNINGS          EARNINGS          INCOME         INCOME           INCOME
As previously reported    $ (2,281,173)     $ (1,780,369)    $  (2,032,755)   $  (315,698)    $  652,833      $    (110,189)

Impairment loss in
  intangibles               (1,160,000)       (1,006,123)       (1,180,000)    (1,160,000)       153,877         (1,180,000)

Sale of notes receivable             -           295,924                 -              -        295,924                -

Prior  period  adjustments
  affect  for  deferred
  tax assets                   394,400           241,468           401,200        394,400       (152,932)           401,200
                          --------------------------------------------------------------------------------------------------
As adjusted               $ (3,046,773)     $ (2,249,100)    $  (2,811,555)   $(1,081,298)    $  949,702      $    (888,989)
                          ==================================================================================================


                          12/31/2000            9/30/2001         09/30/2000
                          EARNINGS             EARNINGS           EARNINGS
                          PER SHARE            PER SHARE          PER SHARE
As previously reported    $      (0.46)        $      0.90       $    (0.16)

Impairment loss in
  intangibles                    (1.67)               0.22            (1.70)

Sale of notes receivable          -                   0.43              -

Prior  period  adjustments
  affect  for  deferred
  tax assets                      0.57               (0.22)            0.58
                          ----------------------------------------------------
As adjusted               $     (1. 57)        $      1.33       $    (1.29)
                          ====================================================

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                        CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROOKE CORPORATION as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

      As discussed in Notes 14 and 15 to the financial statements, certain errors resulting in overstatement of previously reported income were discovered by management of the Company during the current year. Accordingly, the 2000 financial statements have been restated to correct the errors.

Summers, Spencer & Cavanaugh, CPAs, Chartered
March 2, 2001
(except for Note 14, as to which the date is November 14, 2001, and Note 15, as to which the date is February 12, 2002)

                               BROOKE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                     ASSETS

                                                             2000                1999
                                                             ----                ----
CURRENT ASSETS
   Cash                                                  $ 1,683,513        $   1,902,545
   Accounts and notes receivable, net                      2,509,179            1,373,343
   Note receivable, parent company                           318,745              236,189
   Other receivables                                         392,566              201,573
   Securities                                                  1,198                1,198
   Prepaid expenses                                          147,642               90,496
                                                      ------------------  ----------------

      TOTAL CURRENT ASSETS                                 5,052,843            3,805,344
                                                      ------------------  ----------------

INVESTMENT IN AGENCIES                                       316,520              316,520
                                                      ------------------  ----------------

PROPERTY AND EQUIPMENT

   Cost                                                    2,267,095            1,862,948
   Less: Accumulated depreciation                         (1,565,446)          (1,071,767)
                                                      ------------------  ----------------

      NET PROPERTY AND EQUIPMENT                             701,649              791,181
                                                      ------------------  ----------------

OTHER ASSETS

   Excess of cost over fair value of net assets              576,328              644,828
   Less: Accumulated amortization                           (176,029)            (124,703)
   Prepaid commission guarantee                               68,068              107,936
   Covenants not to compete                                   14,696               34,312
   Goodwill                                                    5,064                8,844
   Prepaid finders fee                                        14,847                    -
   Contract database                                          42,526                    -
   Deferred Charges                                           44,564                    -
   Deferred tax asset                                      1,160,066              603,034
                                                      ------------------  ----------------

      NET OTHER ASSETS                                     1,750,130            1,274,251
                                                      ------------------  ----------------

TOTAL ASSETS                                             $ 7,821,142        $   6,187,296
                                                      ==================  ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                      $   442,680        $     641,916
   Premiums payable to insurance companies                 1,966,895              650,045
   Accrued commission refunds                                233,566              104,988
   Short term debt                                           826,539                    -
   Current maturities of long-term debt                    1,542,528              464,722
                                                      ------------------  ----------------

      TOTAL CURRENT LIABILITIES                            5,012,208            1,861,671

LONG-TERM DEBT                                             4,028,887            4,332,643
                                                      ------------------  ----------------

TOTAL LIABILITIES                                          9,041,095            6,194,314
                                                      ------------------  ----------------

STOCKHOLDERS' EQUITY

   Common stock, $1 par value, 9,500,000 shares
     authorized, 704,018 shares outstanding                  704,018              704,018
   Preferred stock, $75 par value, 1,000 shares
     authorized, 781 shares outstanding                       58,600               58,600
   Less: Treasury stock, 11,050 shares at cost               (39,500)             (39,500)
   Additional paid-in capital                              1,103,702            1,063,702
   Retained earnings                                      (3,046,773)          (1,793,838)
                                                      ------------------  ----------------

      TOTAL STOCKHOLDERS' EQUITY                          (1,219,953)              (7,018)
                                                      ------------------  ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 7,821,142        $   6,187,296
                                                      ==================  ================

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                               2000                1999
                                                               ----                ----
OPERATING INCOME
   Insurance commissions                                 $   13,751,080     $   8,754,733
   Interest income                                            1,878,053           915,400
   Less: Participating interest expense                      (1,588,863)         (796,495)
   Gain on sale of agencies                                      17,500           268,759
                                                         ---------------    ---------------
      TOTAL OPERATING INCOME                                 14,057,770         9,142,397
                                                         ---------------    ---------------
OPERATING EXPENSES

   Commissions expense                                        9,489,111         5,751,168
   Payroll expense                                            2,757,550         1,836,014
   Depreciation and amortization                                405,735           379,714
   Other operating expenses                                   1,458,732           973,271
                                                         ---------------    ---------------
      TOTAL OPERATING EXPENSES                               14,111,128         8,940,167
                                                         ---------------    ---------------
IMPAIRMENT LOSS                                               1,200,000               -
                                                         ---------------    ---------------
INCOME(LOSS) FROM OPERATIONS                                (1,253,358)          202,230
                                                         ---------------    ---------------

OTHER EXPENSES
      Interest expense                                          384,972           320,576
                                                         ---------------    ---------------
         TOTAL OTHER EXPENSES                                   384,972           320,576
                                                         ---------------    ---------------
      Income (Loss) Before Income Taxes                      (1,638,330)         (118,346)

         Income tax expense (benefit)                          (557,032)          (40,238)
                                                         ---------------    ---------------
      Net Income (Loss)                                  $   (1,081,298)    $     (78,108)
                                                         ===============    ===============
      NET LOSS PER SHARE:
         Basic                                                    (1.57)            (0.12)
         Diluted                                                  (1.54)            (0.11)

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS.

                               BROOKE CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                             COMMON           PREFERRED           TREASURY          ADD'L PAID-        RETAINED
                                              STOCK             STOCK              STOCK             IN CAPITAL        EARNINGS
                                         -------------      -------------    --------------       -------------     --------------
BALANCES, DECEMBER 31, 1998               $   704,018        $  58,600         $     (39,500)       $  1,063,702     $ (1,059,679)
(As previously reported)
Revenue recognition change for profit                                                                                    (698,000)
  sharing receivable
Accelerated amortization method
  implementation                                                                                                          (21,600)
Prior period adjustments to deferred
  tax asset                                                                                                               235,185
                                         -------------      -------------    ----------------       --------------   ---------------
BALANCES, DECEMBER 31, 1998               $   704,018        $  58,600         $     (39,500)       $  1,063,702     $ (1,544,094)

Dividends paid                                                                                                           (171,636)
Net loss                                                                                                                  (78,108)
                                         -------------      -------------   ----------------       --------------   ----------------

BALANCES, DECEMBER 31, 1999               $   704,018        $  58,600         $     (39,500)       $  1,063,702     $ (1,793,838)

Dividends paid                                                                                                           (171,637)
Fair market value of contributed
services                                                                                                  40,000
Net loss                                                                                                               (1,081,298)
                                         -------------      -------------   ----------------       --------------   ----------------

BALANCES, DECEMBER 31, 2000               $   704,018        $  58,600         $     (39,500)       $  1,103,702     $ (3,046,773)
                                         =============      ==============   ===============      ===============   ================

                                              TOTAL
                                          -------------
BALANCES, DECEMBER 31, 1998               $   727,141
(As previously reported)
Revenue recognition change for profit
  sharing receivable                         (698,000)
Accelerated amortization method
  implementation                              (21,600)
Prior period adjustments to deferred
  tax asset                                   235,185
                                         -------------
BALANCES, DECEMBER 31, 1998               $   242,726

Dividends paid                               (171,636)
Net loss                                      (78,108)
                                         -------------

BALANCES, DECEMBER 31, 1999               $    (7,018)

Dividends paid                               (171,637)
Fair market value of contributed
services                                       40,000
Net loss                                   (1,081,298)
                                         -------------

BALANCES, DECEMBER 31, 2000               $(1,219,953)
                                         =============

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                2000                  1999
                                                                ----                  ----
CASH FLOWS FROM OPERATING ACTIVITIES:

   NET LOSS                                              $   (1,081,298)           $    (78,108)

ADJUSTMENTS TO RECONCILE NET INCOME TO
   NET CASH FLOWS FROM OPERATING ACTIVITIES:

   Depreciation                                                 285,609                 260,019
   Amortization                                                 120,126                 119,695
   Gain on sale of inventory                                    (17,500)               (268,759)
   Fair market value of contributed services                     40,000                       -
   Deferred income taxes                                       (557,032)                (40,238)
   Impairment Loss                                            1,200,000                       -

   (INCREASE) DECREASE IN ASSETS:

      Accounts and other receivables                         (1,477,313)                250,606
      Prepaid expenses and other assets                        (159,083)                (17,973)

   INCREASE (DECREASE) IN LIABILITIES:

      Accounts and expenses payable                            (199,236)                 20,792
      Other liabilities                                       1,445,428              (1,640,131)
                                                         --------------------  -----------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                   (400,299)             (1,394,097)
                                                         --------------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Net (increase) decrease in loans                              67,928                (119,868)
   Cash payments for property and equipment                    (404,147)               (370,318)
   Purchase of insurance agency inventory                      (412,885)               (250,000)
   Sale of insurance agency inventory                           153,000               1,987,412
                                                         --------------------  -----------------

   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (596,104)              1,247,226
                                                         --------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Dividends paid                                              (171,636)               (171,636)
   Cash proceeds from bond issuance                             135,000                 580,000
   Line of credit advance                                       660,000                 660,000
   Advances on short-term borrowing                           2,391,568                 615,478
   Payments on short-term borrowing                            (487,223)               (766,234)
   Advances on long-term debt                                   639,737                 920,464
   Payments on long-term debt                                (2,390,075)             (1,071,389)
                                                         --------------------- -----------------

   NET CASH PROVIDED BY FINANCING ACTIVITIES                    777,371                 766,683
                                                         --------------------- -----------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (219,032)                619,812

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                1,902,545               1,282,733
                                                         --------------------- -----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                 $    1,683,513            $  1,902,545
                                                         ===================== =================
SUPPLEMENTAL DISCLOSURES:

   Cash paid for interest                                $    1,873,930            $  1,029,061
                                                         ===================== =================
   Cash paid for income tax                              $            -            $          -
                                                         ===================== =================
   Non cash  financing  activity - additional  paid in
   capital for contributed services                      $       40,000            $          -
                                                         ====================  =================

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization

Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.66% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b)  USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c)  CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d)  ALLOWANCE FOR BAD DEBTS

The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e)  REVENUE RECOGNITION

Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions are generally recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $233,566 and $104,988 as of December 31, 2000 and 1999, respectively.

(f)  PROPERTY AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g)  EXCESS COST OF PURCHASED SUBSIDIARY

Included in other assets are unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization expense was $160,126 and $119,695 for the years ended December 31, 2000 and 1999, respectively. The "excess cost of purchased subsidiary" resulted from the purchase of a subsidiary corporation. In 2001, management elected to reclassify Investment in Agencies of $316,520 to this account because management's intention is no longer to sell the agencies. These agencies, primarily consisting of an agency doing business as Brooke Life/Health, were not amortized when available for sale during 1999 and 2000 because commissions increased significantly during this period of time resulting in an increased market value. Therefore, in management's opinion, if the assets had been sold during 1999 and 2000, the sales price would have been significantly more than the asset account balance of $316,520.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(h)  INCOME TAXES

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

(i)  INVESTMENT IN AGENCIES

The assets included in the "Investment in Agencies" category is the purchase price paid for agency assets. In 2001, management elected to reclassify Investment in Agencies of $316,520 to other assets because management's intention is no longer to sell the agencies. These agencies, primarily consisting of an agency doing business as Brooke Life/Health, were not amortized when available for sale during 1999 and 2000 because commissions increased significantly during this period of time resulting in an increased market value. This assumption of increased value is supported by valuation methods generally accepted by the insurance agency industry whereby agency assets are valued as a multiple of annual commissions. Therefore, in management's opinion, if the assets had been sold during 1999 and 2000, the sales price would have been significantly more than the asset account balance of $316,520.

(j)  GAIN OR LOSS ON SALE OF ASSETS

"Investment in Agencies" gains or losses are based on the allocation of purchase price at the date of purchase for specific assets. At the time of purchase a value is determined for each type of assets purchased (i.e. life insurance commissions purchased or personal lines commissions purchased or small commercial lines commissions purchased or program commissions purchased).

(k)  CONTRACTS DATABASE

This asset consists of standardized loan documents which have been developed by Brooke Corporation. These contracts are available for sale to others that make these type of loans, by first purchasing a license from Brooke Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period.

(l)  DEFERRED CHARGES

These deferred charges relate to costs associated with the public offering of preferred stock and bonds set to commence in the spring of 2001. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of stock will be offset against stock proceeds. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of bonds are classified as prepaid expenses that are amortized over a period ending at bond maturity.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(m)  EQUITY RIGHTS AND PRIVILEGES

Convertible preferred stockholders shall be entitled to a 9% cumulative dividend in cash of the liquidation value of such stock per share per annum, as determined by the Board of Directors. Convertible preferred stock may convert to common stock at a rate of 13 shares of common stock for 1 share of preferred stock. Convertible preferred stock has no voting rights. Holders of convertible preferred stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. In addition to the convertible preferred stock, the Company is authorized to issue 499,000 shares of preferred stock. The authorized shares consist of 100,000 shares of 2002 convertible preferred stock and 399,000 shares of "undesignated" preferred stock. The holders of the 2002 convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum payable, if determined by the Board of Directors. On or prior to April 1, 2002, the holders of 2002 convertible preferred stock have the right, at their option, to convert their shares to common stock; one share of 2002 convertible preferred stock will be exchanged for one share of common stock. In the case of liquidation or dissolution of the Company, the holders of the 2002 convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share, after payment of full liquidation value to the holders of convertible preferred stock and before the holders of common stock. The common stockholders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n)  PER SHARE DATA

Basic net income per share is calculated by dividing net income, less the preferred stock dividends declared, by the average number of shares of the Company's common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock and then dividing net income by the adjusted average number of shares of the Company's common stock outstanding. Preferred stock dividends declared during the years ended December 31, 2000 and 1999 were $5,276 and $5,276, respectively.

(o)  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

2.   NOTES RECEIVABLE

At December 31, 2000 and 1999 notes receivables consist of the following:

                                                             2000                 1999
                                                             ----                 ----
Agency loans                                          $     21,075,143        $   10,637,185
Less: Agency loan participation                            (20,897,316)          (10,312,874)
Equipment loans                                                  1,927                16,791
Less: Equipment loan participation                              (1,927)              (12,791)
Consumer loans                                                 173,745                21,295
Less: Consumer loan participation                             (173,745)              (21,295)
                                                      -----------------      ------------------

          Total notes receivable, net                          177,827               328,311

Customer and profit sharing receivables                      2,331,352             1,045,032
                                                      -----------------      ------------------

Total accounts and notes receivable, net              $      2,509,179        $    1,373,343
                                                      =================      ==================

Of the agency loans at December 31, 2000 and 1999, $925,508 and $565,766, respectively, are sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. Brooke Credit Corporation is not obligated, under any circumstances, to repurchase any loans sold to participating lenders prior to maturity.

As an employment incentive, Brooke Credit Corporation has loaned money to certain employees for the purpose of acquiring the Company's common stock. Of the consumer loans at December 31, 2000 and 1999, $169,663 and $ -0-, respectively, have been made to employees for this purpose. All such loans have been sold to unaffiliated third parties without recourse.

Loan participation represents the transfer of notes receivable, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. Pursuant to Statement of Financial Accounting Standards No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, these transfers are accounted for as sales. The transferred assets (i.e., notes receivables) are isolated from the Company. The participating companies obtain the right--free of conditions that constrain it from taking advantage of that right--to pledge or exchange the notes receivables. In addition, the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivables before their maturity.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

3.   PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:

                                                   2000                 1999
                                                   ----                 ----
Furniture and fixtures                      $      299,101          $    206,147
Office and computer equipment                    1,435,309             1,167,857
Automobiles                                        532,685               488,944
                                            ---------------       ---------------
                                                 2,267,095             1,862,948

Less:  Accumulated depreciation                  1,565,446             1,071,767
                                            ---------------       ---------------

Property and equipment, net                 $      701,649          $    791,181
                                            ===============       ===============

Depreciation expense                        $      285,609          $    260,018
                                            ===============       ===============

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

4.    BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS

                                                                                               2000               1999
                                                                                               ----               ----
First National Bank & Trust, Phillipsburg, KS, line of credit, $660,000 available, $0 not utilized. Due October 2001. Interest rate is 10.50%.
Collateralized by accounts receivable.                                                      $  660,000        $  660,000

Farmers State Bank, Phillipsburg, KS, due December 2006. Interest rate is
10.75%, payable $15,500 monthly. Collateralized by stock, inventory, fixed
assets and personal guaranty of certain officers of Brooke Corporation.                        857,748           941,760

State Bank of Colwich, Colwich, KS, due July 2004. Interest rate is 11.75%,
payable $1,435 monthly. Collateralized by insurance agency assets.                              49,995            53,226

Chrysler Financial, Overland Park, KS, due February 2000 to November 2002.
Interest rates are 7.80% to 8.50%, payable monthly. Collateralized by
automobiles.                                                                                   131,000           169,892

Colonial Pacific, Portland, OR, due December 2001. Interest rate is 14.811%
payable $2,083 monthly. Collateralized by personal guaranty of certain
officers of Brooke Corporation.                                                                 22,912            42,882

Brooke Investments, Inc., Phillipsburg, KS, due February 2007. Interest rate is
10.00%, payable $1,718 monthly. Note is sold to participating bank.
Collateralized by certain agency assets acquired by Brooke Investments, Inc.                    94,453           105,041

David Patterson, Sr., Phoenix, AZ, due March 2008. Interest rate is 0%, payable
$1,112 monthly. Unsecured deferred compensation agreement provided by
The American Agency, Inc.                                                                       13,344            26,688

Robert B. Patterson, Overland Park, KS, due February 2001. Interest rate is
7.75%, principal balance plus accrued interest payable annually. Collateralized by 500 shares of American Agency, Inc. common stock and the guaranty of certain
officers of Brooke Corporation.                                                                222,222           444,444

Hartley Agency, Inc., Baxter Springs, KS, due June 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                201,564                 -

Gerald Lanio and William Tyer, Independence, MO, due June 2005. Interest rate is
5%, payable $207,877 annually. Collateralized by 900 shares of Interstate
Insurance Group, LTD common stock.                                                             900,000                 -

Premier Insurance Agency, Poplar Bluff, MO, due July 2005. Interest rate is
5.00%, payable $147,763 annually. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                639,737           673,432

Stewart Insurance, Monroe, LA, due August 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets acquired
by Brooke Corporation                                                                          252,245                 -

APB Insurers, Crane, MO, due July 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets acquired by Brooke
Corporation.                                                                                    77,445                 -

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

4.   BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Roppolo Insurance, Shreveport, LA, due July 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets acquired
by Brooke Corporation.                                                                      $  115,289        $    -

Mesa Insurance Agency, Pueblo, CO, due February 2001. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                100,000             -

James Mitchell Brown, Lampasas, TX, due February 2001. Interest rate is 8%, entire balance due at maturity. Collateralized by certain agency assets
acquired by Brooke Corporation.                                                                 80,000             -

Bonds payable (See Note 5)                                                                   1,980,000         1,680,000
                                                                                         ---------------     --------------

Total bank loans, notes payable and other long-term obligations                              6,397,954         4,797,365

Less: Current maturities and short-term debt                                                (2,369,067)         (464,722)
                                                                                         ---------------     --------------

Total long-term debt                                                                        $4,028,887        $4,332,643
                                                                                         ===============     ===============

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 2000 and 1999 is $1,973,835 and $1,117,071, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets.

Bank loans, notes payable, and other long-term obligations mature as follows:

                                                 BANK LOANS
                                                   & NOTE              BONDS
                                                  PAYABLE             PAYABLE             TOTAL
                          2001                 $   1,609,067        $    760,000       $  2,369,067
                          2002                     1,174,814             975,000          2,149,814
                          2003                       273,797             245,000            518,797
                          2004                       512,289            -                   512,289
                          2005                       518,990            -                   518,990
                       Thereafter                    328,997            -                   328,997
                                             ----------------    ----------------    ---------------

                                               $   4,417,954        $  1,980,000       $  6,397,954
                                             ================    ================    ===============

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

5.   LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D, 1998E, and 2000F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. The bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.

At December 31, 2000 and 1999 the bonds payable consists of:


                                                      2000            1999
                                                    PRINCIPAL       PRINCIPAL
  BOND SERIES     RATE         MATURITY               VALUE           VALUE
  -----------     ----         --------               -----           -----
     1997A      10.000%      January 1, 2001      $  165,000      $  165,000
     1997B      10.250%      January 1, 2002         155,000         155,000
     1997C      10.500%      January 1, 2003         245,000         145,000
     1997D      10.125%        July 1, 2001          595,000         595,000
     1998E      10.125%      January 1, 2002         820,000         620,000
     2000F       9.125%        July 1, 2004                0               0
                                               --------------  --------------

     Total                                        $ 1,980,000     $1,680,000
                                               ==============   ==============

Interest payable is $99,905 and $80,187 at December 31, 2000 and 1999, respectively.

6.   LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:

                                                2000                   1999
                                                ----                   ----
Office and computer equipment              $    415,843            $   415,843
Less:  Accumulated amortization                (386,605)              (336,253)
                                           -------------           ------------

                                           $     29,238            $   79,590
                                           =============           ============

Capital lease amortization is included in depreciation expense.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

7.   INCOME TAXES

The elements of income tax expense (benefit) are as follows:

                                      2000                  1999
                                      ----                  ----
             Current                $        0            $        0
             Deferred                 (557,032)              (40,238)
                                   ------------          ------------

                                    $ (557,032)           $  (40,238)
                                   ============          ============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes primarily due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                                                      2000               1999
                                                                                      ----               ----
       U.S. federal statutory tax rate                                                34%                34%
       State statutory tax rate                                                        4%                 4%
       Effect of the utilization of net operating loss carryforwards                  (3%)               (3%)
       Miscellaneous                                                                  (1%)               (1%)
                                                                                    ---------          ---------

       Effective tax rate                                                             34%                34%
                                                                                    =========          =========

Reconciliation of deferred tax asset:

                                                                       2000                    1999
                                                                       ----                    ----
           Beginning balance, January 1                              $   603,034              $ 562,796
           Deferred income tax (expense) benefit                         557,032                 40,238
                                                                  ---------------           ------------

           Balances balance, December 31                             $ 1,160,066              $ 603,034
                                                                  ===============           ============

Expiration dates of net operating loss carryforwards:


                             2010            $ 1,370,110        2019            $ 118,346
                             2018                285,174        2020              478,330

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

8.   EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended December 31, 2000 and 1999.

9.   CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On December 31, 2000 and 1999 the Company had account balances of $2,256,693 and $1,231,830, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

10. SEGMENT AND RELATED INFORMATION

The Company's two reportable segments as of and for the years ended December 31, 2000 and 1999 consisted of its insurance agency business and its finance services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise sub-agents, non-exclusive brokers and insurance producers. The finance services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The Company originates loans to Brooke Corporation's franchise agents, franchise sub-agents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses." Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the years ended December 31, 2000 and 1999:

                                          INSURANCE           FINANCIAL        ELIMINATION OF
                                            AGENCY             SERVICES         INTERSEGMENT       CONSOLIDATED
                                           BUSINESS            BUSINESS          ACTIVITY             TOTALS
                                           --------            --------          --------             ------
  2000
  Insurance commissions                   $   13,751,080       $           -     $           -     $ 13,751,080
  Interest income                                      -           2,009,517          (131,464)       1,878,053
  Interest expense                               384,972           1,588,863                 -        1,973,835
  Commissions expense                          9,489,111                   -                 -        9,489,111
  Depreciation and amortization                  405,735                   -                 -          405,735
  Impairment loss                              1,200,000                   -                 -        1,200,000
  Segment assets                               8,487,677             373,465        (1,040,000)       7,821,142
  Expenditures for segment assets                404,147                   -                 -          404,147

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

10.  SEGMENT AND RELATED INFORMATION (CONT.)

                                           INSURANCE         FINANCIAL      ELIMINATION OF
                                            AGENCY           SERVICES         INTERSEGMENT     CONSOLIDATED
                                           BUSINESS          BUSINESS           ACTIVITY          TOTALS
                                            --------          --------         --------           ------
1999
Insurance commissions                    $    8,754,733    $          -     $           -     $  8,754,733
Interest income                                       -         979,478           (64,078)         915,400
Interest expense                                320,576         796,495                 -        1,117,071
Commissions expense                           5,751,168               -                 -        5,751,168
Depreciation and amortization                   379,714               -                 -          379,714
Segment assets                                4,958,953       2,268,343        (1,040,000)       6,187,296
Expenditures for segment assets                 370,318               -                 -          370,318

                   PROFIT (LOSS)                                       2000               1999
                                                                       ----               ----

                   Total segment profit                          $     2,560,453      $   2,422,180
                   Unallocated amounts:
                     Gain on sale of investments                          17,500            268,759
                     Other corporate expenses                         (4,216,283)        (2,809,285)
                                                              ------------------- ------------------

                     Income (loss) before income taxes           $    (1,638,330)     $    (118,346)
                                                              =================== ==================

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

11.  NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. The Company anticipates some of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. The Company expects to adopt SFAS 133 beginning January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

12.  BUSINESS ACQUISITION

The Company purchased 100% of the common stock of Interstate Insurance Group, LTD., on July 1st, 2000 by applying the purchase method of accounting. The total purchase price for such common stock was the sum of $1,200,000 plus the net tangible book value, which was defined as the difference between the book value of all tangible assets and all liabilities as shown on the closing balance sheet. Tangible assets excluded all assets that are intangible in nature such as non-compete agreements, goodwill, software licenses and insurance agency expirations because it was agreed that any such intangible assets are included in the unadjusted purchase price. The six month operating period ended December 31, 2000 has been included in the consolidated financial statements.

        Book value at closing                          $      126,581
        Less: book value of goodwill                            3,696
                                                      ----------------
         Net tangible book value                              122,885
        Additional purchase amount                          1,200,000
                                                      ----------------

        Total purchase price                           $    1,322,885
                                                      ================

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

12.  BUSINESS ACQUISITION (CONT.)

The following summary consolidated actual and pro forma financial information should be read in conjunction with our consolidated financial statements and their related notes. The consolidated statement of operations data for the years ended December 31, 2000 and 1999 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated statement of operations data for the years ended December 31, 2000 and 1999 labeled "Pro Forma" are unaudited. The consolidated balance sheet data at December 31, 2000 and 1999 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated balance sheet data at December 31, 2000 and 1999 labeled "Pro Forma" are unaudited.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                      YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                       2000                                1999
                                                      ACTUAL          PRO FORMA           ACTUAL           PRO FORMA
 OPERATING INCOME                                $     14,057,770    $   15,185,263      $   9,142,397    $   10,266,308
 OPERATING EXPENSES                                    14,111,128        15,150,672          8,940,167        10,055,161
 NET INCOME (LOSS)                                     (1,081,298)       (1,016,788)
                                                                                               (78,108)          (72,223)
 NET INCOME (LOSS) PER SHARE:                               (1.57)            (1.47)             (0.12)            (0.11)

CONSOLIDATED BALANCE SHEET DATA:

                                                         DECEMBER 31, 2000                    DECEMBER 31, 1999
                                                      ACTUAL          PRO FORMA             ACTUAL          PRO FORMA
CASH                                             $      1,683,513     $   1,683,513      $   1,902,545       $ 3,064,186
ACCOUNTS AND NOTES RECEIVABLE, NET                      2,509,179         2,509,179          1,373,343         1,456,621
NET PROPERTY AND EQUIPMENT                                701,649           701,649            791,181           802,451
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS              400,299           400,299            520,125           520,125
ACCOUNTS PAYABLE                                          442,680           442,680            641,916           676,425
PREMIUMS PAYABLE TO INSURANCE COMPANIES                 1,966,895         1,966,895            650,045         1,757,339
LONG-TERM DEBT                                          4,028,887         4,028,887          4,332,643         4,332,643
STOCKHOLDERS' EQUITY                                   (1,219,953)       (1,219,953)            (7,018)          119,386

13.  SUBSEQUENT EVENTS

The Company has issued an additional $25,000, 2000F series, bonds payable in 2001. In addition, Brooke Corporation has adopted a 2001 Compensatory Stock Option Plan. The purpose of this plan is to provide increased incentive for key employees and to enable the Company to obtain and retain the services of key employees and other persons essential to the long-term success of the Company. The Company has amended the Articles of Incorporation by increasing the authorized shares to ten million. Shares are divided into nine million five hundred thousand shares of common stock, one thousand shares of convertible preferred stock, one hundred thousand shares of 2002 convertible preferred stock and three hundred ninety-nine thousand shares of undesignated preferred stock.

BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

14.  PRIOR PERIOD ADJUSTMENT AND CORRECTION OF ERRORS

The Company has recorded prior period adjustments for the correction of errors.

Specifically, the Company has corrected its revenue recognition for contingent commissions or "profit sharing commissions" from insurance companies. In addition to straight commission, contracts between an insurance company and its agents can provide for a contingent commission based upon the profitability of business produced, its persistency, the loss ratio of business produced, or other criteria. The Company has adopted a "cash basis" revenue recognition policy for the contingent commissions. The adjustment resulted in the elimination of a "profit sharing receivable" from the insurance companies on previously issued reports.

The Company has corrected the amortization method for the other asset "excess cost over the fair value of net assets". The Company has adopted an accelerated 150% declining balance switching to straight-line amortization method. The accelerated amortization method was adopted to reflect the expected accelerated attrition of customers in the beginning period after the transfer of agency ownership.

The Company has made an estimated loss provision as it relates to potential commission refund obligations. The accrual of commission refunds represents the estimated amount of commissions the Company has received for its service to insurance companies but would be required to refund if policyholders were to cancel their policy before its expiration date. Along with this obligation, the Company is entitled to partial reimbursement from its franchise agents for the commissions expense incurred, therefore, the Company has recognized a receivable for the estimated commissions refunds from its franchise agents.

The Company has recognized the appropriate amount of personnel costs associated with fair market value of contributed services by certain officers of the Company.

The Company has corrected the deferred tax asset, income tax expense and income tax benefit for the tax effect of the prior period adjustments.

The affect of the prior period adjustments is recapped below:

                              12/31/2000       12/31/1999    12/31/2000      12/31/1999     12/31/2000     12/31/1999
                              RETAINED        RETAINED         NET           NET            EARNINGS       EARNINGS
                              EARNINGS        EARNINGS        INCOME         INCOME         PER SHARE     PER SHARE
 As previously
reported                    $  (1,453,231)   $ (1,138,557)   $   (143,038)  $  92,758       $  (0.21)     $     0.12

 Revenue recognition
change for contingent
commissions                    (1,100,000)       (895,000)       (205,000)   (197,000)         (0.29)          (0.28)

 Accelerated amortization
method implementation             (44,387)        (36,053)         (8,333)    (14,454)         (0.01)          (0.02)

 Accrual of commission
refunds obligation               (233,566)       (104,988)       (128,578)   (104,988)         (0.18)          (0.15)

 Recognition of fair
market value of
contributed personnel
services                          (40,000)              -         (40,000)          -          (0.06)              -

 Recognition of
receivable for commission
refunds from agents               163,496          73,492          90,004      73,492           0.13            0.10

 Prior period adjustments
affect for deferred tax
assets                            426,515         307,268         119,247      72,084           0.17            0.10

                            -----------------------------------------------------------------------------------------

As adjusted                 $  (2,281,173)   $ (1,793,838)   $   (315,698)  $ (78,108)      $  (0.46)     $    (0.12)
                           ==========================================================================================

BROOKE CORPORATION

15.  PRIOR PERIOD ADJUSTMENT AND CORRECTION OF ERRORS.

The Company has recorded prior period adjustments for the correction of errors.

Specifically, the Company has written off a portion of the intangible asset "Excess of cost over fair value of net assets." Is has been determined that the intangible asset is not recoverable since the cumulative operating cash flow projections are negative.

The Company has adjusted the deferred tax asset, income tax expense and income tax benefit for the tax effect of the prior period adjustment.

The effect of the prior period adjustment is recapped below:

                                                        12/31/2000       12/31/2000       12/31/2000
                                                         RETAINED            NET           EARNINGS
                                                         EARNINGS           INCOME         PER SHARE
               As previously reported                 $  (2,281,173)     $    (315,698)    $    (0.46)

               Impairment loss on intangibles            (1,160,000)        (1,160,000)         (1.67)

               Price period  adjustments'  effect on
               deferred tax assets                          394,400            394,400           0.57
                                                      --------------    ---------------    --------------
               As adjusted                            $  (3,046,773)     $  (1,081,298)    $    (1.57)
                                                      ==============    ===============    ==============

BROOKE CORPORATION

                        INTERSTATE INSURANCE GROUP, LTD.
                              FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interstate Insurance Group, LTD.

We have audited the accompanying balance sheet of

                        INTERSTATE INSURANCE GROUP, LTD.

as of December 31, 1999, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTERSTATE INSURANCE GROUP, LTD. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Summers, Spencer & Cavanaugh, CPAs, Chartered
September 7, 2001

                        INTERSTATE INSURANCE GROUP, LTD.
                                  BALANCE SHEET
                                DECEMBER 31, 1999

                                         ASSETS

CURRENT ASSETS
    Cash                                                            $       1,161,641
    Accounts and notes receivable, net                                         83,278
    Prepaid expenses                                                           15,050
                                                                ------------------------

       TOTAL CURRENT ASSETS                                                 1,259,969
                                                                ------------------------

PROPERTY AND EQUIPMENT
    Cost                                                                      219,340
    Less: Accumulated depreciation                                           (208,070)
                                                                ------------------------

       NET PROPERTY AND EQUIPMENT                                              11,270
                                                                ------------------------

TOTAL ASSETS                                                        $       1,271,239
                                                                ========================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                $          34,509
    Premiums payable to insurance companies                                 1,107,294
    Income tax payable                                                          3,032
                                                                ------------------------

                                                                ------------------------
       TOTAL CURRENT LIABILITIES                                            1,144,835

STOCKHOLDERS' EQUITY
    Common stock, $10 par value, 3,000 shares
       authorized, 900 shares outstanding                                       8,552
    Less: Treasury stock, 100 shares at cost                                 (100,000)
    Retained earnings                                                         217,852
                                                                ------------------------

       TOTAL STOCKHOLDERS' EQUITY                                             126,404
                                                                ------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $       1,271,239
                                                                ========================

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS.

                        INTERSTATE INSURANCE GROUP, LTD.
                               STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

OPERATING INCOME
   Insurance commissions                                            $       1,094,795
   Interest income                                                             29,116
                                                                  ---------------------

       TOTAL OPERATING INCOME                                               1,123,911
                                                                  ---------------------

OPERATING EXPENSES
   Commissions expense                                                        495,618
   Payroll expense                                                            356,992
   Depreciation                                                                 7,346
   Other operating expenses                                                   255,038
                                                                  ---------------------

       TOTAL OPERATING EXPENSES                                             1,114,994
                                                                  ---------------------

INCOME FROM OPERATIONS                                                          8,917

INCOME TAX EXPENSE                                                              3,032
                                                                  ---------------------

NET INCOME                                                          $           5,885
                                                                  =====================

NET INCOME (LOSS) PER SHARE:
   Basic                                                                         5.89

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS

                        INTERSTATE INSURANCE GROUP, LTD.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 1999

                                                  COMMON          TREASURY      RETAINED
                                                  STOCK             STOCK       EARNINGS              TOTAL
                                              -------------   -------------  -------------         -------------
 BALANCES, DECEMBER 31, 1998                   $    8,552     $ (100,000)     $   211,967            $  120,519

 Net income                                                                         5,885                 5,885

 BALANCES, DECEMBER 31, 1999                   $    8,552     $ (100,000)     $   217,852            $  126,404
                                             ==============   =============  =============         =============

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS

                        INTERSTATE INSURANCE GROUP, LTD.
                             STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:

          NET INCOME                                       $      5,885

ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH FLOWS FROM OPERATING ACTIVITIES:

        Depreciation                                              7,346

        (INCREASE) DECREASE IN ASSETS:
        Accounts and notes receivables, net                      68,179
        Prepaid expenses and other assets                        (4,000)

        DECREASE IN LIABILITIES:
                Accounts and expenses payable                  (231,976)
                Other liabilities                              (104,074)
                                                          --------------

         NET CASH USED IN OPERATING ACTIVITIES                 (258,640)
                                                          --------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                      (258,640)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                1,420,281
                                                          --------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $  1,161,641
                                                          ==============

SUPPLEMENTAL DISCLOSURES:
          Cash paid for interest                           $          -
                                                          ==============
          Cash paid for income tax                         $      3,000
                                                          ==============

SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
STATEMENTS

                        INTERSTATE INSURANCE GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    ORGANIZATION
Interstate Insurance Group, LTD. was incorporated under the laws of the State of Missouri on December 22, 1986. The Company's registered offices are located in Independence, Missouri. The Company recruits fully vested broker agents to sell specialty property and casualty insurance. Most of the Company's revenue results from the sale of property and casualty insurance, however, the Company also offers life and health insurance services.

(b)    USE OF ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

(c)    CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d)    ALLOWANCE FOR BAD DEBTS
The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e)    REVENUE RECOGNITION
Commission revenue on insurance premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent commissions are generally recognized when received. Premiums due from the insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers. In the event of a cancellation or reduction in premium, a percentage of the commission revenue is returned to the insurance company. Commission refunds are calculated by the insurance companies and are deducted from amounts due to the Company.

(f)    PROPERTY AND EQUIPMENT
Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

(g)    INCOME TAXES
Income taxes are provided for the TAX effect of transactions reported in the financial statements and consist of taxes currently due.

(h)    EQUITY RIGHTS AND PRIVILEGES
The common stockholders shall possess all rights and privileges afforded to capital stock by law.

(i)    PER SHARE DATA
Basic net income per share is calculated by dividing net income by the average number of shares of the Company's common stock outstanding.

INTERSTATE INSURANCE GROUP, LTD.

                        INTERSTATE INSURANCE GROUP, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

2.   PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:

Furniture and fixtures                                       $  58,386
Automobiles                                                    160 954
                                                           ------------
                                                               219,340

Less:  Accumulated depreciation                                208,070
                                                           ------------

Property and equipment, net                                  $  11,270
                                                           ============

Depreciation expense                                         $   7,346
                                                           ============

3.     INCOME TAXES

The elements of income tax expense (benefit) are as follows:

                                                  1999
                                                  ----
                Current                         $  3,032
                Deferred                               0
                                              ===========

                                                $  3,032
                                              ===========

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                                1999
                                                                ----
       U.S. federal statutory tax rate                           34%
       State statutory tax rate                                   4%
       Miscellaneous                                             (4%)
                                                             --------

       Effective tax rate                                        34%
                                                             ========

INTERSTATE INSURANCE GROUP, LTD.

                        INTERSTATE INSURANCE GROUP, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

4.    EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for period ended December 31, 1999.

5.    CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On December 31, 1999 the Company had an account balances of $1,004,344 with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

6.    NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. The Company anticipates some of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. The Company expects to adopt SFAS 133 beginning January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

INTERSTATE INSURANCE GROUP, LTD.

                        INTERSTATE INSURANCE GROUP, LTD.
                                  BALANCE SHEET
                                    UNAUDITED
                                 APRIL 30, 2000

ASSETS
Current Assets
  Cash                                                       $     965,935
  Accounts and notes receivable, net                               247,479
  Prepaid expenses                                                  15,050
                                                             --------------

     TOTAL CURRENT ASSETS                                        1,228,464
                                                             --------------

Property and Equipment
Cost                                                               219,340
Less Accumulated Depreciation                                     (210,519)
                                                             --------------

     NET PROPERTY AND EQUIPMENT                                      8,821
                                                             --------------

Total Assets                                                 $   1,237,285
                                                             ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Premiums payable to insurance companies                    $   1,105,721
                                                             --------------

     TOTAL CURRENT LIABILITIES                                   1,105,721

Stockholders' Equity
  Common Stock                                                       8,552
  Retained Earnings                                                223,012
  Less Treasury Stock - At Cost                                   (100,000)
                                                             --------------

     TOTAL STOCKHOLDER'S EQUITY                                    131,564
                                                             --------------

Total Liabilities and Stockholders' Equity                   $   1,237,285
                                                             ==============

                        INTERSTATE INSURANCE GROUP, LTD.
                               STATEMENT OF INCOME
                                    UNAUDITED
                        FOUR MONTHS ENDED APRIL 30, 2000

Operating Income
  Insurance commissions                                         $  295,375
  Interest income                                                    6,238
                                                                -----------

     Total  Operating Income                                       301,613
                                                                -----------

Operating Expenses
  Commissions expense                                              139,723
  Payroll expense                                                   99,774
  Depreciation                                                       2,449
  Other operating expenses                                          54,507
                                                                -----------

     TOTAL OPERATING EXPENSES                                      296,453
                                                                -----------

Income from Operations                                               5,160

Income tax expense                                                       0

                                                                -----------

Net Income                                                      $    5,160
                                                                ===========

                        INTERSTATE INSURANCE GROUP, LTD.
                             STATEMENT OF CASH FLOWS
                                    UNAUDITED
                           PERIOD ENDED APRIL 30, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:

  NET INCOME                                        $     5,160

ADJUSTMENTS TO RECONCILE NET INCOME TO
  NET CASH FLOWS FROM OPERATING ACTIVITIES:

  Depreciation                                            2,449

  (Increase) decrease in assets:
    Accounts and notes receivables, net                (164,201)
    Prepaid expenses and other assets                         0

Decrease in liabilities:
    Accounts and expenses payable                       (36,082)
    Other liabilities                                    (3,032)
                                                    -----------

  NET CASH USED IN OPERATING ACTIVITIES                (195,706)
                                                    -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS              (195,706)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        1,161,641
                                                    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD            $   965,935
                                                    ===========

                                    PART III

ITEM 1  INDEX TO EXHIBITS

EXHIBIT    DESCRIPTION
NO.

2.01 Articles of Incorporation of Brooke Financial Services, Inc., filed with the Secretary of State for the State of Kansas on January 22, 1986 (1)

2.02 Certificate of Amendment to the Articles of Incorporation of Brooke Financial Service, Inc., filed with the Secretary of State for the State of Kansas on June 1, 1987 (1)

2.03 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on May 31, 1989 (1)

2.04 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on November 9, 1992 (1)

2.05 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 23, 1993 (1)

2.06 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 7, 1994 (1)

2.07 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 21, 1995 (1)

2.08       By-laws of Brooke Financial Services, Inc. (1)

2.09 Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated May 10, 1986, amending the by-laws (1)

2.10 Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated January 31, 1987, amending the by-laws (1)

2.11 Minutes of special meeting of stockholders of the Company, dated January 26, 1991, amending the by-laws (1)

2.12 Certificate of Amendment to the By-laws of the Company, dated July 3, 2000 (1)

3.01 Indenture dated as of July 31, 1997 (the "Indenture"), by and between Brooke Credit Corporation and The First National Bank and Trust Company, relating to the issuance of the Brooke Credit Corporation, Series 1997A, Series 1997B and Series 1997C Bonds (1)

3.02 Addendum to the Indenture dated as of November 13, 1997, relating to the issuance of the Brooke Credit Corporation, Series 1997D Bonds (1)

3.03 Addendum to the Indenture dated as of August 28, 1998, relating to the issuance of the Brooke Credit Corporation, Series 1997E Bonds (1)

3.04 Guaranty dated as of December 18, 1997, executed by Brooke Corporation guaranteeing payment of principal and interest on the Brooke Credit Corporation, Series 1997A, Series 1997B, Series 1997C and Series 1997D Bonds (1)

6.01 Representative Agency Agreement between the Company and Safeco Insurance Company(1)

6.02       Representative Agency Agreement between the Company and Allied
           Group(1)

6.03 Representative Agency Agreement between the Company and EMC Insurance Companies (1)

6.04 Representative Agency Agreement between the Company and Columbia Insurance Group(1)

6.05 Representative Agency Agreement between the Company and Allstate Insurance Company (1)

6.06 Agreement for Advancement of Loan dated as of September 12, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation (1)

6.07 Agreement for Advancement of Loan dated as of December 1, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation (1)

6.08 Agreement for Advancement of Loan dated as of December 31, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation (1)

6.09 Agreement for Advancement of Loan dated as of September 1, 1998, by and between GI Agency, Inc. and Brooke Credit Corporation (1)

6.10 Guaranty dated as of January 2, 1998, of Robert Orr, Leland Orr and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by GI Agency, Inc. (1)

6.11 Hypothecation Agreement dated as of January 2, 1998, executed by Robert Orr pledged certain assets as collateral for amount due Brooke Credit Corporation by GI Agency, Inc.

6.12 Franchise Agreement dated as of September 4, 1997, by and the Company and GI Agency, Inc. (1)

6.13 Assignment of Contract Agreement dated as of June 30, 1999, by and between GI Agency, Inc., and the Company (1)

6.14 Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company (1)

6.15 Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company (1)

6.16 Assignment of Contract Agreement dated as of September 23, 1999, by and between GI Agency, Inc., and the Company (1)

6.17 Assignment of Contract Agreement dated as of October 1, 1999, by and between GI Agency, Inc., and the Company (1)

6.18 Purchase Agreement dated as of June 13, 2000, by and between Gerald Lanio and William Tyer and the Company (1)

6.19 Agreement for Sale of Insurance Agency Assets dated as of March 31, 1999, by and among Royal Specialty Underwriting, Inc., The American Agency, Inc., and the Company (1)

6.20 Personal Guaranties dated as of May 15, 2000, of Robert Orr, Leland Orr, Shawn Lowry, and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by Austin Agency (1)

6.21 Form of Assignment of Stock dated as of May 15, 2000, by and among Bob Austin, Sr., as assignor and Michael Hess, Robert Orr, Leland Orr and Shawn Lowry, as assignee (1)

6.22 Life & Health Manager's Employment Agreement dated as of April 16, 1999, by and between Brooke Corporation and Anita Larson (1)

6.23       Lease Agreement relating to Phillipsburg, Kansas facility (1)

6.24       Lease Agreement relating to Overland Park, Kansas facility (1)

6.25       Promissory Note between Brooke Credit Corporation and Anita Larson
           (1)

6.26 Personal Guaranty dated as of May 15, 2000, of Shawn Lowry guaranteeing payment of amounts due Brooke Credit Corporation by Austin Agency (1)

6.27 Guaranty by Corporation dated as of October 15, 2001 by First Financial Group, L.C. guaranteeing payment of amounts due to Brooke Credit Corporation by The Wallace Agency, L.L.C. (1)

6.28 Guaranty by Corporation dated as of October 15, 2001 by American Financial Group, L.L.C. guaranteeing payment of amounts due to Brooke Credit Corporation by The Wallace Agency, L.L.C. (1)

6.29 Guaranty by Corporation dated as of September 28, 2001 by First Financial Group, L.C. guaranteeing payment of amounts due to Brooke Credit Corporation by R&F, L.L.C. (1)

6.30 Guaranty by Corporation dated as of September 28, 2001 by First Financial Group, L.C. guaranteeing payment of amounts due to Brooke Credit Corporation by R&F, L.L.C. (1)

23.01      Consent of Independent Auditors'(2)

(1) Filed previously
(2) Filed herewith

                                   SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Brooke Corporation

Date: February 25, 2002                By /s/ Robert D. Orr
                                          --------------------------------
                                          Robert D. Orr, Chief Executive Officer